                                              Filed Pursuant to Rule 424(b)(5)
                                              Registration No. 333-82219


THE INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT AND COMPLETION.

Preliminary Prospectus Supplement (to Prospectus Dated August 5, 1999) Subject to completion, dated October 12, 2000

L. 150,000,000

HCA - THE HEALTHCARE COMPANY

--% NOTES DUE --

MATURITY

- The Notes will mature on --.

INTEREST

- Interest on the Notes is payable on --, and --, of each year, beginning --, 2001.

- Interest will accrue from --, 2000.

REDEMPTION

- We may at our option redeem the Notes at any time after --, 2003 at the price described under "Description of the Notes" at page S-34 of this prospectus supplement. We may also redeem the Notes prior to --, 2003 at our option in the limited circumstances described at page S-35 of this prospectus supplement.

- We may at our option redeem the Notes upon the occurrence of certain events relating to United States taxation as described under "Description of the Notes" at page S-34 of this prospectus supplement.

- There is no sinking fund.

RANKING

- The Notes are senior unsecured obligations. The Notes rank equally with all of our existing and future unsecured senior debt and senior to all of our existing and future subordinated debt.

LISTING
- Application has been made to list the Notes on the Luxembourg Stock Exchange in accordance with their rules.

THE COMPANY

- Our principal office is located at One Park Plaza, Nashville, Tennessee 37203, United States of America. Our telephone number is + 1 (615) 344-9551.

  ----------------------------------------------------------------------------

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
  ----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                    Per Note                Total
----------------------------------------------------------------------------------------------------------
  Initial Price to Public                                             --%                    L--
  Underwriting Discount                                               --%                    L--
  Proceeds to Us (Before Expenses)                                    --%                    L--
----------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------

-    The Notes will be delivered in book-entry       -    The Underwriters listed below will purchase
     form through the facilities of Clearstream           the Notes from us on a firm commitment basis
     Banking, societe anonyme ("Clearstream,              and offer them to you, subject to certain
     Luxembourg") and Euroclear against payment           conditions.
     on or about --, 2000.

                           Sole Book-Running Manager

                                 DEUTSCHE BANK
                           DEUTSCHE BANC ALEX. BROWN

                                  Co-Managers

              MORGAN STANLEY DEAN WITTER     SALOMON SMITH BARNEY

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER      , 2000.

     On May 25, 2000, Columbia/HCA Healthcare Corporation changed its name to HCA - The Healthcare Company.

     In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to:

          "HCA" and "we" refer to HCA - The Healthcare Company and its affiliates. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners;

          "Sterling" and "L" are to pounds Sterling, "dollars" and "$" are to United States dollars and "euro" are to the single currency introduced on January 1, 1999 at the start of the third stage of the European Economic and Monetary Union;

          "government" are to the United States government; and "states" are to the states of the United States of America.

     You should read this prospectus supplement along with the prospectus that follows. Both documents contain information that you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the attached prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.
  ----------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
         PROSPECTUS SUPPLEMENT

Forward-Looking Statements.............  S-3
Prospectus Supplement Summary..........  S-4
Ratio of Earnings to Fixed Charges..... S-11
Use of Proceeds........................ S-11
Capitalization......................... S-12
Selected Consolidated Financial Data... S-13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations........................... S-15
Description of Business................ S-27
Management............................. S-33
Description of the Notes............... S-34
Taxation............................... S-43
Underwriting........................... S-49
Listing and General Information........ S-51

                                        PAGE
                                        ----
              PROSPECTUS

Where You Can Find More Information....    2
The Company............................    3
Ratio of Earnings to Fixed Charges.....    3
Use of Proceeds........................    3
Description of the Debt Securities.....    4
Plan of Distribution...................   11
Legal Opinions.........................   11
Experts................................   11

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the attached prospectus contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, strategic objectives and the anticipated effects of the offering. See "Prospectus Supplement Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of
Business -- Our Business Strategy" and "-- Investigations and Litigation." These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition and results. These factors include, but are not limited to,

     - the highly competitive nature of the health care business,

     - the efforts of insurers, health care providers and others to contain health care costs,

     - possible changes in the Medicare program that may further limit reimbursements to health care providers and insurers,

     - changes in federal, state or local regulation affecting the health care industry,

     - the ability to increase patient volumes and control the costs of providing services,

     - the ability to attract and retain qualified management and personnel, including physicians,

     - liabilities and other claims asserted against us,

     - changes in accounting practices,

     - changes in general economic conditions,

     - future divestitures which may result in additional charges,

     - the ability to enter into managed care provider arrangements on acceptable terms,

     - the availability and terms of capital to fund the expansion of our business,

     - changes in business strategy or development plans,

     - slowness of reimbursement,

     - the ability to implement our shared services and e-health initiatives,

     - the outcome of the known and unknown governmental investigations and litigation involving our business practices, including the ability to negotiate and execute definitive settlement agreements in the government's civil cases and judicial approval thereof,

     - the outcome of pending and any future tax audits and litigation associated with our tax positions,

     - the outcome of our continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and our anticipated corporate integrity agreement with the government, and

     - other risk factors described in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

     As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements we make. You should not unduly rely on these forward-looking statements when evaluating the information presented in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary information together with the detailed information included in this prospectus supplement, the attached prospectus and the documents incorporated by reference in this prospectus supplement and the attached prospectus.

                                      HCA
OVERVIEW

     We operate the largest chain of general acute care hospitals in the United States along with an expansive network of outpatient surgery centers and other related health care operations. At August 31, 2000, our affiliates owned and operated 190 hospitals and 76 outpatient surgery centers. Our affiliates are also partners in several 50/50 joint ventures that own and operate nine hospitals and three outpatient surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our hospitals provide a comprehensive array of services including internal medicine, cardiology, oncology, obstetrics, general surgery, neurosurgery and orthopedics, as well as diagnostic and emergency services. We also provide outpatient and ancillary services through our acute care hospitals and outpatient facilities, including outpatient surgery and diagnostic centers, rehabilitation and other facilities. We operate preferred provider organizations in 47 states and the District of Columbia.

RESTRUCTURING AND REORGANIZATION

     In 1997 we encountered significant challenges and changes. The hospital industry in the United States was adversely affected by Medicare reimbursement reductions resulting from the Balanced Budget Act of 1997 (which became effective October 1, 1997), increased managed care penetration and increased government scrutiny of hospital operations. In addition, we learned that we were the subject of a federal investigation related to government reimbursement programs. The investigation was subsequently expanded in July 1997 to include outpatient laboratory billing issues, home health issues, relationships with physicians, diagnosis related group, or DRG, coding and Medicare cost report issues.

     In response to these industry and governmental challenges, we installed new senior management, redefined our objectives and business practices and initiated a substantial restructuring plan designed to properly align HCA in this new environment. Dr. Thomas F. Frist, Jr., who was serving as our Vice Chairman, was named Chairman of the Board and Chief Executive Officer. Dr. Frist implemented a new corporate strategy emphasizing a renewed focus on a values-based corporate culture, operations rather than acquisitions, local communities and the highest quality care.

     Based on a comprehensive review of our business portfolio, we developed a restructuring plan in which we identified non-strategic segments and assets for divestiture. Since 1997, we have reduced the number of our hospitals by more than 40%, or 146 hospitals, and the number of surgery centers by 74, and sold substantially all of our home health operations and various other non-core assets, for total proceeds of approximately $5.0 billion. We used the proceeds to repay a portion of our outstanding indebtedness and to repurchase shares of our common stock.

OUR BUSINESS STRATEGY

     Our primary objective is to provide the communities we serve with a comprehensive array of quality health care services in the most cost-effective manner. We also seek to enhance financial performance by increasing utilization of, and improving operating efficiencies in, our facilities, consistent with our ethics and compliance program and governmental regulations. To achieve these objectives, we pursue the following strategies:

     - reinforce our "patients first" philosophy and our commitment to ethics and compliance;

     - focus on strong assets in select, core communities;

     - develop comprehensive local health care networks with a broad range of health care services;

     - grow through increased patient volume, expansion of specialty and outpatient services and selective acquisitions;

     - improve operating efficiencies through enhanced cost management, shared services and resource utilization;

     - recruit and develop strong relationships with physicians;

     - streamline and decentralize management consistent with our local focus;
       and

     - effectively allocate capital in order to maximize return.

INVESTIGATIONS AND LITIGATION

     We are currently the subject of several federal investigations into some of our business practices, as well as governmental investigations by various states. We are cooperating in these investigations and understand, through written notice and other means, that we are a target in these investigations. Given the breadth of the ongoing investigations, we expect additional investigative and prosecutorial activity to occur in these and other jurisdictions in the future.

     In May 2000, we reached an understanding with attorneys of the Civil Division of the Department of Justice to recommend an agreement to settle, subject to certain conditions, civil claims actions against us relating to DRG coding, outpatient laboratory billing and home health issues. The understanding provides that we will compensate the government $745 million with respect to the issues covered by the agreement, with interest accruing from May 18, 2000 at a rate of 6.5%. The settlement is subject to approval by additional officials at the Department of Justice and other federal agencies, as well as state officials; execution of a corporate integrity agreement; execution of definitive settlement documents for the three issues included in the understanding; execution of agreements to resolve all pending criminal investigations; and court approval. The civil issues that are not included as part of the understanding are claims related to cost reports and physician relations issues.

     We are also a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed. The actions allege, in general, that we violated the False Claims Act by submitting improper claims to the government for reimbursement. To our knowledge, the government has intervened in six unsealed qui tam actions. We are aware of additional qui tam actions that remain under seal and believe that there may be other sealed qui tam cases of which we are unaware. We are also a defendant in a number of other suits which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Some of the suits have been conditionally certified as class actions.

     We remain the subject of a formal order of investigation by the Securities and Exchange Commission. We understand that the SEC investigation relates to the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     We are not able to predict the outcome or quantify the effects that the ongoing investigations or the initiation of additional investigations, if any, will have on our financial condition or results of operations in future periods. The amounts claimed in the qui tam and other actions are substantial, and we could be subject to substantial costs resulting from an adverse outcome of one or more of these actions. Any sanctions or losses arising from these investigations or actions could have a material adverse effect on our financial position and results of operations. See "Description of Business -- Investigations and Litigation" as well as our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 for a more detailed discussion of the risks and potential impact of the investigations and litigation.

                                  THE OFFERING

TERMS OF THE NOTES:

    Notes offered...............    L. 150,000,000 aggregate principal amount of
                                    --% Notes due --.

    Maturity date...............    The Notes will mature on --.

    Interest payment dates......    -- and -- of each year, beginning -- 2001.

    Interest calculations.......    Actual/Actual

    Ranking.....................    The Notes are senior unsecured obligations.
                                    The Notes rank equally with all of our
                                    existing and future unsecured senior debt and are senior to all of our existing and future subordinated debt.

    Redemption and sinking
    fund........................    We may at our option redeem the Notes at
                                    any time after -- 2003 at the price
                                    described under "Description of the Notes" at page S-34 of this prospectus supplement.
                                    We may also at our option redeem the Notes prior to 2003 in the limited circumstances described at page S-35 of this prospectus supplement. We may redeem the Notes upon the occurrence of certain events relating to United States taxation as described under "Description of the Notes" at page
                                    S-34 of this prospectus supplement. There is no sinking fund.

    Form of Notes...............    The Notes will be in registered form in the
                                    denominations of L1,000, L10,000 and
                                    L. 100,000. A single global security
                                    registered in the name of a common
                                    depositary for Clearstream, Luxembourg and
                                    Morgan Guaranty Trust Company of New York,
                                    Brussels office, as operator of the
                                    Euroclear system, will be delivered to the common depositary. Investors may hold book-entry interests in the global security through organizations that participate, directly or indirectly, in the Clearstream, Luxembourg and Euroclear systems.

     Settlement and payment......   Same-day -- immediately available funds.

     Use of proceeds.............   We estimate that the net proceeds from the
                                    offering will be approximately L148.1
                                    million. We intend to use all or
                                    substantially all of the net proceeds to repay the existing Sterling-denominated indebtedness of our United Kingdom subsidiary, Columbia U.K. Holdings Limited, and for general corporate purposes.

For additional information with respect to the Notes, see "Description of the Notes."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data together with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement, the consolidated financial statements and the related Notes included in our Annual Report on Form 10-K for the year ended December 31, 1999 and the condensed consolidated financial statements and the related Notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

                          SAME FACILITY FINANCIAL DATA

     The following table sets forth our same facility financial information and operating data for the twelve months ended June 30, 2000, the six-month periods ended June 30, 2000 and 1999 and the year ended December 31, 1999. Same facility information excludes the operations of hospitals and their related facilities which we either acquired or divested during the current or prior period.

                                                   TWELVE
                                                   MONTHS
                                                   ENDED            SIX MONTHS           YEAR ENDED
                                                  JUNE 30,        ENDED JUNE 30,        DECEMBER 31,
                                                 ----------   -----------------------   ------------
                                                    2000         2000         1999          1999
                                                 ----------   ----------   ----------   ------------
                                                          (UNAUDITED; DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Revenues.....................................  $   15,816   $    8,207   $    7,756    $   15,032
OPERATING DATA:
  EBITDA (a)...................................  $    2,958   $    1,652   $    1,520    $    2,782
  Number of hospitals at end of period (b).....         186          186          186           192
  Number of licensed beds at end of period
    (c)........................................      41,253       41,253       41,253        42,053
  Admissions (d)...............................   1,506,400      774,100      754,600     1,463,300
  Equivalent admissions (e)....................   2,233,900    1,141,700    1,112,300     2,170,000
  Revenue per equivalent admission.............  $    7,080   $    7,188   $    6,973    $    6,927
PERCENTAGE CHANGE FROM PRIOR YEAR PERIOD:
  Revenues.....................................         6.4%         5.8%         6.5%          5.3%
  Admissions (d)...............................         3.4          2.6          4.4           2.7
  Equivalent admissions (e)....................         3.2          2.6          4.4           2.5
  Revenue per equivalent admission.............         3.1          3.1          2.0           2.7

---------------

    (a) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, settlement with federal government, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation-related costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (b) Excludes nine facilities at June 30, 2000, 16 facilities at June 30, 1999 and 12 facilities at December 31, 1999 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (e) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

                           HISTORICAL FINANCIAL DATA

     The following table sets forth our summary historical consolidated financial data for the years ended December 31, 1999, 1998 and 1997 and the six-month periods ended June 30, 2000 and 1999, certain selected ratios for the years ended December 31, 1999, 1998 and 1997 and the twelve-month periods ended June 30, 2000 and 1999 and our financial position at June 30, 2000. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related Notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 1999 and the unaudited condensed consolidated financial statements and the related Notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. Financial data for the six-month periods ended June 30, 2000 and 1999 and at June 30, 2000 and the selected ratios for the twelve-month periods ended June 30, 2000 and 1999 are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

                                                              SIX MONTHS                       YEAR ENDED
                                                            ENDED JUNE 30,                    DECEMBER 31,
                                                        -----------------------   ------------------------------------
                                                           2000         1999         1999         1998         1997
                                                        ----------   ----------   ----------   ----------   ----------
                                                              (UNAUDITED)
                                                                            (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Revenues............................................  $    8,404   $    8,816   $   16,657   $   18,681   $   18,819
  Interest expense....................................         255          229          471          561          493
  Income from continuing operations...................          24          428          657          532          182
  Net income (loss)...................................          24          428          657          379         (305)
OPERATING DATA:
  EBITDA (a)..........................................  $    1,705   $    1,584   $    2,888   $    2,868   $    2,851
  Number of hospitals at end of period (b)............         195          204          195          281          309
  Number of licensed beds at end of period (c)........      42,240       43,969       42,484       53,693       60,643
  Admissions (d)......................................     788,700      873,200    1,625,400    1,891,800    1,915,100
  Equivalent admissions (e)...........................   1,166,500    1,300,200    2,425,100    2,875,600    2,901,400
  Average length of stay (days) (f)...................         5.0          5.0          4.9          5.0          5.0
  Average daily census (g)............................      21,611       23,992       22,002       25,719       26,006
PERCENTAGE CHANGE FROM PRIOR YEAR PERIOD:
  Revenues............................................        (4.7)%       (8.9)%      (10.8)%       (0.7)%        0.2%
  Admissions (d)......................................        (9.7)       (11.2)       (14.1)        (1.4)         1.0
  Equivalent admissions (e)...........................       (10.3)       (12.7)       (15.7)        (1.1)         2.7
  Revenue per equivalent admission....................         6.3          4.4          5.7          0.3         (2.4)

                                                             TWELVE MONTHS                     YEAR ENDED
                                                            ENDED JUNE 30,                    DECEMBER 31,
                                                        -----------------------   ------------------------------------
                                                           2000         1999         1999         1998         1997
                                                        ----------   ----------   ----------   ----------   ----------
                                                              (UNAUDITED)
SELECTED RATIOS:
  Ratio of EBITDA to interest expense.................         6.1x         5.6x         6.1x         5.1x         5.8x
  Ratio of total debt to EBITDA.......................         2.3x         2.4x         2.2x         2.4x         3.3x
  Ratio of total debt to total capitalization.........          53%          52%          50%          45%          54%
  Ratio of earnings to fixed charges..................         2.0x         2.9x         3.1x         2.6x         1.8x

                                                             AT
                                                        JUNE 30, 2000
                                                        -------------
                                                         (UNAUDITED)
FINANCIAL POSITION:
  Assets..............................................     $17,692
  Working capital.....................................         407
  Long-term debt, including amounts due within one
    year..............................................       6,967
  Minority interests in equity of consolidated
    entities..........................................         739
  Stockholders' equity................................       5,379

---------------

    (a) EBITDA is defined as income before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, settlement with federal government, restructuring of operations and investigation-related costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (b) Excludes nine facilities at June 30, 2000, 16 facilities at June 30, 1999, 12 facilities in 1999, 24 facilities in 1998 and 27 facilities in 1997 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (e) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

    (f) Represents the average number of days admitted patients stay in our hospitals.

    (g) Represents the average number of patients in our hospital beds each day.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

 SIX MONTHS
   ENDED
  JUNE 30,           YEAR ENDED DECEMBER 31,
------------   ------------------------------------
2000    1999   1999    1998    1997    1996    1995
----    ----   ----    ----    ----    ----    ----
1.52x   3.70x  3.11x   2.58x   1.81x   4.99x   3.94x

     For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before minority interests, income taxes and fixed charges. "Fixed charges" consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the offering of the Notes, after deducting the estimated underwriting discount and expenses of the offering, will be approximately L. 148.1 million. We intend to use all or substantially all of the net proceeds from the sale of the Notes to repay the existing Sterling-denominated indebtedness of our United Kingdom subsidiary, Columbia U.K. Holdings Limited, and for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our total consolidated capitalization as of June 30, 2000 and as adjusted to give effect to (i) on a pro forma basis, the offering of $750,000,000 of our 8.750% Notes due 2010 completed on August 18, 2000 and the use of net proceeds from that offering; (ii) on a pro forma basis, the offering of $500,000,000 of our Floating Rate Senior Notes due September 19, 2002 completed on September 14, 2000 and the use of net proceeds from that offering; and (iii) the offering of Notes by this prospectus supplement and the use of net proceeds from this offering(1). You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus supplement.

                                                                 AS OF JUNE 30, 2000
                                                              -------------------------
                                                                              PRO FORMA
                                                                                 AS
                                                              HISTORICAL      ADJUSTED
                                                              ----------      ---------
                                                                     (UNAUDITED;
                                                                DOLLARS IN MILLIONS)

Long-term debt due within one year..........................   $   691         $   522
                                                               -------         -------
Long-term debt:
  Senior collateralized debt due through 2034...............       176             176
  Senior debt due through 2095..............................     3,576           5,045(2)
  Bank term loans...........................................     1,700           1,200
  Bank credit agreement.....................................       700              --
  Subordinated debt due through 2015........................       124             124
                                                               -------         -------
          Total long-term debt..............................     6,276           6,545
                                                               -------         -------
          Total debt........................................     6,967           7,067
                                                               -------         -------
Minority interests in equity of consolidated entities.......       739             739
                                                               -------         -------
Stockholders' equity:
  Common stock $.01 par value per share; authorized
     1,600,000,000 voting shares and 50,000,000 nonvoting
     shares; outstanding 536,491,600 voting shares and
     21,000,000 nonvoting shares............................         6               6
  Capital in excess of par..................................       722             722
  Other.....................................................         8               8
  Accumulated other comprehensive income....................        43              43
  Retained earnings.........................................     4,600           4,600
                                                               -------         -------
          Total stockholders' equity........................     5,379           5,379
                                                               -------         -------
          Total capitalization..............................   $13,085         $13,185
                                                               =======         =======

---------------

(1) As of -- 2000, we are not aware of any material changes since June 30, 2000 in our capitalization, except as described above.

(2) Calculated using the exchange rate for Sterling of $1.46 per pound Sterling as of the close of business on October 11, 2000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 and the six-month periods ended June 30, 2000 and 1999 and selected ratios for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 and for the twelve-month periods ended June 30, 2000 and 1999. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related Notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 1999 and the unaudited condensed consolidated financial statements and the related Notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. Financial data for the six-month periods ended June 30, 2000 and 1999 and at June 30, 2000 and 1999 and the selected ratios for the twelve-month periods ended June 30, 2000 and 1999 are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

     You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.

                                         SIX MONTHS ENDED
                                             JUNE 30,                              YEAR ENDED DECEMBER 31,
                                      -----------------------   --------------------------------------------------------------
                                         2000         1999         1999         1998         1997         1996         1995
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                            (UNAUDITED)
                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
  Revenues..........................  $    8,404   $    8,816   $   16,657   $   18,681   $   18,819   $   18,786   $   17,132
  Income from continuing
    operations......................          24          428          657          532          182        1,461        1,025
  Net income (loss).................          24          428          657          379         (305)       1,505          961
  Diluted income from continuing
    operations per share............         .04          .70         1.11          .82          .27         2.15         1.52
  Diluted net income (loss) per
    share...........................         .04          .70         1.11          .59         (.46)        2.22         1.43
  Cash dividends per share..........         .04          .04          .08          .08          .08          .08          .08
SAME FACILITY PERCENTAGE CHANGE FROM
  PRIOR YEAR PERIOD (a):
  Revenues..........................         5.8%         3.4%         5.3%        (0.2)%        1.1%         6.6%        10.2%
  Admissions (b)....................         2.6          1.8          2.7          0.4          1.7          3.8          4.6
  Equivalent admissions (c).........         2.6          1.8          2.5          1.4          3.5          5.8          8.6
  Revenue per equivalent admission..         3.1          1.6          2.7         (1.5)        (2.3)         0.7          1.5
FINANCIAL POSITION (AT END OF
  PERIOD):
  Assets............................  $   17,692   $   16,650   $   16,885   $   19,429   $   22,002   $   21,116   $   19,805
  Working capital...................         407          357          265          304        1,650        1,389        1,409
  Net assets of discontinued
    operations......................          --           --           --           --          841          212          142
  Long-term debt, including amounts
    due within one year.............       6,967        6,660        6,444        6,753        9,408        6,982        7,380
  Minority interests in equity of
    consolidated entities...........         739          768          763          765          836          836          722
  Stockholders' equity..............       5,379        5,434        5,617        7,581        7,250        8,609        7,129
CASH FLOW DATA:
  Cash provided by operating
    activities......................  $      693   $      401   $    1,223   $    1,916   $    1,483   $    2,589   $    2,264
  Capital expenditures..............         876          690        1,287        1,470        1,833        2,139        2,991
OPERATING DATA:
  EBITDA (d)........................  $    1,705   $    1,584   $    2,888   $    2,868   $    2,851   $    4,214   $    3,648
  Number of hospitals at end of
    period (e)......................         195          204          195          281          309          319          319
  Number of licensed beds at end of
    period (f)......................      42,240       43,969       42,484       53,693       60,643       61,931       61,347
  Weighted average licensed beds
    (g).............................      42,053       49,454       46,291       59,104       61,096       62,708       61,617
  Admissions (b)....................     788,700      873,200    1,625,400    1,891,800    1,915,100    1,895,400    1,774,800
  Equivalent admissions (c).........   1,166,500    1,300,200    2,425,100    2,875,600    2,901,400    2,826,000    2,598,300
  Average length of stay (days)
    (h).............................         5.0          5.0          4.9          5.0          5.0          5.1          5.3
  Average daily census (i)..........      21,611       23,992       22,002       25,719       26,006       26,538       25,917
  Occupancy rate (j)................          51%          49%          48%          44%          43%          42%          42%

                                  TWELVE MONTHS ENDED
                                       JUNE 30,                              YEAR ENDED DECEMBER 31,
                                -----------------------   --------------------------------------------------------------
                                   2000         1999         1999         1998         1997         1996         1995
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                      (UNAUDITED)
SELECTED RATIOS:
  Ratio of EBITDA to interest
    expense...................     6.1x         5.6x         6.1x         5.1x         5.8x         8.6x         8.0x
  Ratio of total debt to
    EBITDA....................     2.3x         2.4x         2.2x         2.4x         3.3x         1.7x         2.0x
  Ratio of total debt to total
    capitalization............     53%          52%          50%          45%          54%          43%          49%
  Ratio of earnings to fixed
    charges...................     2.0x         2.9x         3.1x         2.6x         1.8x         5.0x         3.9x

---------------

    (a) Same facility information excludes the operations of hospitals and their related facilities that we either acquired or divested during the current and prior period.

    (b) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (c) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

    (d) EBITDA is defined as income before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, settlement with federal government, restructuring of operations and investigation-related costs, merger, facility, consolidation and other costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (e) Excludes nine facilities at June 30, 2000, 16 facilities at June 30, 1999, 12 facilities in 1999, 24 facilities in 1998, 27 facilities in 1997, 22 facilities in 1996 and 19 facilities in 1995 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (f) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (g) Weighted average licensed beds represent the average number of licensed beds, weighted based on periods owned.

    (h) Represents the average number of days admitted patients stay in our hospitals.

    (i) Represents the average number of patients in our hospital beds each day.

    (j) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

INVESTIGATIONS AND LITIGATION

     We are currently the subject of several federal investigations into some of our business practices, as well as governmental investigations by various states. We are cooperating in these investigations and understand, through written notice and other means, that we are a target in these investigations. Given the breadth of the ongoing investigations, we expect additional investigative and prosecutorial activity to occur in these and other jurisdictions in the future.

     In May 2000, we reached an understanding with attorneys of the Civil Division of the Department of Justice to recommend an agreement to settle, subject to certain conditions, the civil claim actions against us relating to DRG coding, outpatient laboratory billing and home health issues. The understanding provides that we will compensate the government $745 million with respect to the issues covered by the agreement, with interest accruing from May 18, 2000 at a rate of 6.5%. The settlement is subject to approval by additional officials at the Department of Justice and other federal agencies, as well as state officials; execution of a corporate integrity agreement; execution of definitive settlement documents for the three issues included in the understanding; execution of agreements to resolve all pending criminal investigations; and court approval. The civil issues that are not included as part of the understanding are claims related to cost reports and physician relations issues.

     We are also a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed. The actions allege, in general, that we violated the False Claims Act by submitting improper claims to the government for reimbursement. To our knowledge, the government has intervened in six unsealed qui tam actions. We are aware of additional qui tam actions that remain under seal and believe that there may be other sealed qui tam cases of which we are unaware. We are also a defendant in a number of other suits which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Some of the suits have been conditionally certified as class actions.

     We remain the subject of a formal order of investigation by the Securities and Exchange Commission. We understand that the SEC investigation relates to the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     We are not able to predict the outcome or quantify the effects that the ongoing investigations or the initiation of additional investigations, if any, will have on our financial condition or results of operations in future periods. The amounts claimed in the qui tam and other actions are substantial, and we could be subject to substantial costs resulting from an adverse outcome of one or more of these actions. Any sanctions or losses arising from these investigations or actions could have a material adverse effect on our financial position and results of operations. See "Description of Business -- Investigations and Litigation" as well as our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 for a more detailed discussion of the risks and potential impact of the investigations and litigation.

RESULTS OF OPERATIONS

  Revenue/Volume Trends

     Our revenues continue to be affected by an increasing proportion of revenue being derived from fixed payment, higher discount sources, including government payers, managed care providers and others. Under the Balanced Budget Act of 1997, our reimbursement from the Medicare and Medicaid programs was reduced by significant changes that were phased in through October 1, 1998, and will continue to be reduced as certain changes continue to be phased in during 2000 and 2001. The Balanced Budget Act of 1997 contains a requirement that the Health Care Financing Administration adopt a prospective payment system for outpatient hospital services, which is currently anticipated to be implemented in August 2000. As of the date of this prospectus supplement, we are not able to quantify the effect, if any, that the outpatient prospective payment system will have on our financial results. We continue to experience a shift in our payer mix as patients move from traditional indemnity insurance and Medicare coverage to medical coverage that is provided under managed care plans. We generally receive lower payments per patient under managed care plans than under traditional indemnity insurance plans or traditional Medicare. With an increasing proportion of services being reimbursed based upon fixed payment amounts (where the payment is based upon the diagnosis, regardless of the cost incurred or level of service provided), revenues, earnings and cash flows are being reduced. Revenues from capitation arrangements (prepaid health service agreements) are less than 1% of consolidated revenues.

     We expect reductions in the rate of increase in Medicare and Medicaid reimbursement, and increasing percentages of patient volume related to patients participating in managed care plans to present ongoing challenges. The challenges presented by these trends are enhanced by our inability to control these trends and the associated risks. To maintain and improve our operating margins in future periods, we must increase patient volumes while controlling the cost of providing services. If we are not able to achieve reductions in the cost of providing services through operational efficiencies, and the trend of declining reimbursements and payments continues, results of operations and cash flows will deteriorate.

     Management believes that the proper response to these challenges includes the delivery of a broad range of quality health care services to physicians and patients, with operating decisions being made by the local management teams and local physicians, and a focus on reducing operating costs through implementation of our shared services initiatives.

  Operating Results Summary

     The following tables summarize our results from continuing operations for the six months ended June 30, 2000 and 1999 and the years ended December 31, 1999, 1998 and 1997 (dollars in millions):

                                                                          SIX MONTHS
                                                                        ENDED JUNE 30,
                                                              ----------------------------------
                                                                   2000               1999
                                                              ---------------    ---------------
                                                              AMOUNT    RATIO    AMOUNT    RATIO
                                                              -------   -----    -------   -----
Revenues....................................................  $8,404    100.0    $8,816    100.0
Salaries and benefits.......................................   3,306     39.3     3,514     39.9
Supplies....................................................   1,325     15.8     1,376     15.6
Other operating expenses....................................   1,532     18.2     1,740     19.6
Provision for doubtful accounts.............................     601      7.2       667      7.6
Depreciation and amortization...............................     521      6.2       574      6.5
Interest expense............................................     255      3.0       229      2.6
Equity in earnings of affiliates............................     (65)    (0.8)      (65)    (0.7)
Settlement with federal government..........................     745      8.9        --       --
Gains on sales of facilities................................     (18)    (0.2)     (257)    (2.9)
Impairment of long-lived assets.............................      --       --       160      1.8
Restructuring of operations and investigation-related
  costs.....................................................      25      0.3        60      0.7
                                                              ------    -----    ------    -----
                                                               8,227     97.9     7,998     90.7
                                                              ------    -----    ------    -----
Income before minority interests and income taxes...........     177      2.1       818      9.3
Minority interests in earnings of consolidated entities.....      55      0.7        28      0.3
                                                              ------    -----    ------    -----
Income before income taxes..................................     122      1.4       790      9.0
Provision for income taxes..................................      98      1.1       362      4.1
                                                              ------    -----    ------    -----
Net income..................................................  $   24      0.3    $  428      4.9
                                                              ======    =====    ======    =====
Percentage change from prior year period:
  Revenues..................................................    (4.7)%             (8.9)%
  Income before income taxes................................   (84.6)              17.5
  Net income................................................   (94.4)               9.1
  Admissions (a)............................................    (9.7)             (11.2)
  Equivalent admissions (b).................................   (10.3)             (12.7)
  Revenue per equivalent admission..........................     6.3                4.4
Same facility percentage change from prior year period (c):
  Revenues..................................................     5.8                3.4
  Admissions (a)............................................     2.6                1.8
  Equivalent admissions (b).................................     2.6                1.8
  Revenue per equivalent admission..........................     3.1                1.6

                                                        1999               1998               1997
                                                   ---------------    ---------------    ---------------
                                                   AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT    RATIO
                                                   -------   -----    -------   -----    -------   -----
Revenues.........................................  $16,657   100.0    $18,681   100.0    $18,819   100.0
Salaries and benefits............................    6,694    40.2      7,766    41.6      7,631    40.6
Supplies.........................................    2,645    15.9      2,901    15.5      2,722    14.5
Other operating expenses.........................    3,251    19.5      3,816    20.4      4,263    22.6
Provision for doubtful accounts..................    1,269     7.6      1,442     7.7      1,420     7.5
Depreciation and amortization....................    1,094     6.6      1,247     6.7      1,238     6.6
Interest expense.................................      471     2.8        561     3.0        493     2.6
Equity in earnings of affiliates.................      (90)   (0.5)      (112)   (0.6)       (68)   (0.4)
Gains on sales of facilities.....................     (297)   (1.8)      (744)   (4.0)        --      --
Impairment of long-lived assets..................      220     1.3        542     2.9        442     2.4
Restructuring of operations and investigation
  related costs..................................      116     0.7        111     0.6        140     0.7
                                                   -------   -----    -------   -----    -------   -----
                                                    15,373    92.3     17,530    93.8     18,281    97.1
                                                   -------   -----    -------   -----    -------   -----
Income from continuing operations before minority
  interests and income taxes.....................    1,284     7.7      1,151     6.2        538     2.9
Minority interests in earnings of consolidated
  entities.......................................       57     0.3         70     0.4        150     0.8
                                                   -------   -----    -------   -----    -------   -----
Income from continuing operations before income
  taxes..........................................    1,227     7.4      1,081     5.8        388     2.1
Provision for income taxes.......................      570     3.5        549     3.0        206     1.1
                                                   -------   -----    -------   -----    -------   -----
Income from continuing operations................  $   657     3.9    $   532     2.8    $   182     1.0
                                                   =======   =====    =======   =====    =======   =====
Basic earnings per share from continuing
  operations.....................................  $  1.12            $   .82            $   .28
Diluted earnings per share from continuing
  operations.....................................  $  1.11            $   .82            $   .27
% changes from prior year:
  Revenues.......................................    (10.8)%             (0.7)%              0.2%
  Income from continuing operations before income
    taxes........................................     13.5              178.8              (84.1)
  Income from continuing operations..............     23.6              191.2              (87.5)
  Basic earnings per share from continuing
    operations...................................     36.6              192.9              (87.1)
  Diluted earnings per share from continuing
    operations...................................     35.4              203.7              (87.4)
  Admissions (a).................................    (14.1)              (1.4)               1.0
  Equivalent admissions (b)......................    (15.7)              (1.1)               2.7
  Revenue per equivalent admission...............      5.7                0.3               (2.4)
Same facility % changes from prior year (c):
  Revenues.......................................      5.3               (0.2)               1.1
  Admissions (a).................................      2.7                0.4                1.7
  Equivalent admissions (b)......................      2.5                1.4                3.5
  Revenue per equivalent admission...............      2.7               (1.5)              (2.3)

---------------

    (a) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (b) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

    (c) Same facility information excludes the operations of hospitals and their related facilities that we either acquired or divested during the current and prior year.

  Six Months Ended June 30, 2000 and 1999

     Income before income taxes decreased 84.6% to $122 million in 2000 from $790 million in 1999 and pretax margins decreased to 1.4% in 2000 from 9.0% in 1999. The decrease in pretax income was primarily attributable to the accrual of an estimated settlement with the federal government in the second quarter of 2000. Excluding the settlement charge, income before income taxes increased 9.8% to $867 million in 2000.

     Revenues decreased 4.7% to $8.4 billion in 2000 compared to $8.8 billion in 1999. Inpatient admissions decreased 9.7% from 1999 and equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) decreased 10.3%. Revenues, admissions and equivalent admissions declined primarily as a result of our restructuring of operations. During 1999, we completed the spin-offs of LifePoint Hospitals, Inc. and Triad Hospitals, Inc. and the sales of 24 hospital facilities. On a same facility basis, revenues increased 5.8% and admissions and equivalent admissions increased 2.6% from 1999. Revenue per equivalent admission increased 6.3% from 1999 to 2000 and on a same facility basis increased 3.1%. The increase in revenue per equivalent admission on a same facility basis primarily resulted from successes achieved in renegotiating and renewing certain managed care contracts on more favorable terms to HCA. The increase in revenue per equivalent admission on a consolidated basis resulted from the combination of the same facility improvement and the benefit from the restructuring of operations transactions. While we achieved some successes in managed care pricing, attaining revenue increases continues to present a challenge due to decreases in Medicare rates of reimbursement mandated by the Balanced Budget Act of 1997 (which lowered 2000 revenues by approximately $20 million), and a continuing shift in revenues away from traditional Medicare and indemnity payers to managed care (managed care as a percentage of total admissions increased to 42.2% in 2000 compared to 39.9% in 1999).

     Salaries and benefits, as a percentage of revenues, decreased to 39.3% in 2000 from 39.9% in 1999 due to the restructuring of operations. Salaries and benefits as a percentage of revenues for the facilities included in the spin-offs of Triad and LifePoint were 42.4% for 1999, and salaries and benefits as a percentage of revenues for the facilities included in our National Group (our operating segment which includes nine consolidating hospitals at June 30, 2000 that we intend to sell or close and the operations of some other hospitals which have been sold) were 46.0% for 1999. During 1999, we divested 24 hospitals.

     Supply costs increased as a percentage of revenues to 15.8% in 2000 from 15.6% in 1999, due to an increase in the cost of supplies per equivalent admission of 7.4% related to the increasing costs of new technology and pharmaceuticals.

     Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and non-income taxes) as a percentage of revenues decreased to 18.2% in the second quarter of 2000 from 19.6% in 1999, due primarily to the restructuring of operations. The other operating expenses as a percentage of revenues for the facilities included in the spin-offs of Triad and LifePoint were 22.4% for 1999, and the other operating expenses as a percentage of revenues for the facilities included in our National Group were 26.4% for 1999. Also, some insurance subsidiary funds were reallocated among investment managers, resulting in the recognition of previously unrealized gains that decreased other operating expenses by approximately $27 million during the second quarter of 2000.

     Provision for doubtful accounts, as a percentage of revenues, decreased to 7.2% in 2000 from 7.6% in 1999; however, we continue to experience trends that make it difficult to maintain or reduce the provision for doubtful accounts as a percentage of revenues. These trends include payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles), delays in payments and the denial of claims by managed care payers and increases in the volume of health care services provided to uninsured patients in some facilities.

     Equity in earnings of affiliates remained basically flat as a percentage of revenues at 0.8% in 2000 as compared to 0.7% in 1999.

     Depreciation and amortization decreased as a percentage of revenues to 6.2% in 2000 from 6.5% in 1999, primarily due to the restructuring of operations. Depreciation and amortization as a percentage of revenues for the facilities included in the spin-offs of Triad and LifePoint was 7.0% in 1999.

     Interest expense increased to $255 million in 2000 compared to $229 million in 1999, primarily as a result of an increase in interest rates during 2000 compared to 1999 and the interest expense, beginning May 2000, related to the settlement with the federal government. The average rates for our bank borrowings increased from 6.24% during the six months ended June 30, 1999 to 7.60% during the six months ended June 30, 2000.

     During 2000 and 1999, respectively, we incurred $25 million and $60 million of restructuring of operations and investigation-related costs. In 2000, these costs included $20 million of professional fees (legal and accounting) related to the governmental investigations and $5 million of other costs. In 1999, restructuring of operations and investigation-related costs included $42 million of professional fees (legal and accounting) related to the governmental investigations, $2 million of severance and $16 million of other costs.

     During 2000, we recognized a pretax gain of $18 million ($8 million after-tax) on the sale of one hospital. During 1999, we recognized a pretax gain of $257 million ($151 million after-tax) on the sale of three hospitals and some related health care facilities. We used proceeds from the sales to repay bank borrowings.

     During 1999, we also identified and initiated, or revised, plans to divest or close during 1999 and 2000, 15 consolidating hospitals and four non-consolidating hospitals. The carrying value for the hospitals and other assets expected to be sold was reduced to fair value based upon estimates of sales values, for a total non-cash, pretax charge of approximately $160 million.

     Minority interests increased as a percentage of revenues to 0.7% in 2000 from 0.3% in 1999 due to improved operations at some joint ventures.

     The effective income tax rate was 80.3% in 2000, due to a valuation allowance recorded in the second quarter, and was 45.8% in 1999, due to nondeductible intangible assets related to gains on sales of facilities and impairment of long-lived assets. If we excluded the effect of the valuation allowance, the nondeductible intangible assets and the related amortization, the effective income tax rate would have been approximately 39% for both 2000 and 1999.

     We have completed a restructuring of our operations. Assuming the restructuring was completed as of the beginning of the period, our remaining core facilities had combined net income which decreased 86.8% from $402 million in 1999 to $53 million in 2000. Excluding gains on sales of facilities, impairment of long-lived assets, settlement with federal government and restructuring of operations and investigation-related costs, combined net income for our remaining core facilities increased 18.5% to $567 million in 2000 from $479 million in 1999.

  Years Ended December 31, 1999 and 1998

     Income from continuing operations before income taxes increased 13.5% to $1.2 billion in 1999 from $1.1 billion in 1998 and pretax margins increased to 7.4% in 1999 from 5.8% in 1998. The increase in pretax income primarily resulted from reductions from 1998 to 1999 in salaries and benefits and other operating expenses as a percentage of revenues.

     Revenues decreased 10.8% to $16.7 billion in 1999 from $18.7 billion in 1998 due to the reduction from 281 hospitals at December 31, 1998 to 195 hospitals at December 31, 1999. During 1999, we restructured our operations by completing the spin-offs of LifePoint and Triad and the sale of 24 hospital facilities. On a same facility basis, both admissions and revenues per equivalent admission increased 2.7% from 1998 to 1999, resulting in a 5.3% increase in revenues. The increases in revenue per equivalent admission of 5.7% on a consolidated basis and 2.7% on a same facility basis from 1998 to 1999 primarily resulted from successes achieved during 1999 in renegotiating and renewing certain managed care contracts on more favorable terms. While we achieved some successes in managed care pricing, attaining revenue increases continues to present a challenge due to decreases in Medicare rates of reimbursement mandated by the Balanced Budget Act of 1997 (which lowered 1999 revenues by approximately $124 million), and a continuing shift in revenues away from traditional Medicare and indemnity payers to managed care (managed care as a percentage of total admissions increased to 41% in 1999 compared to 39% in 1998).

     Salaries and benefits, as a percentage of revenues, decreased from 41.6% in 1998 to 40.2% in 1999. The increase in revenues per equivalent admission was a primary factor for the decrease. In addition, we were more successful in adjusting staffing levels to correspond with the equivalent admission growth rates (man hours per equivalent admission decreased approximately 3% compared to 1998).

     Supply costs increased as a percentage of revenues to 15.9% in 1999 from 15.5% in 1998 due to an increase in the cost of supplies per equivalent admission related to the increasing costs of new technology and pharmaceuticals.

     Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and non-income taxes) decreased as a percentage of revenues from 20.4% to 19.5% due to certain fixed costs such as contract services, rents, leases, and utilities remaining relatively flat while revenue per equivalent admission was increasing. A decline in professional fees, due to the sales of certain teaching facilities that had costs for medical directorships, also contributed to the decrease.

     Provision for doubtful accounts, as a percentage of revenues, decreased slightly to 7.6% in 1999 from 7.7% in 1998. We continue to experience trends that make it difficult to maintain or reduce the provision for doubtful accounts as a percentage of revenues. These trends include payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles), delays in payments and the denial of claims by managed care payers and increases in the volume of health care services provided to uninsured patients in certain facilities.

     Depreciation and amortization remained relatively flat as a percentage of revenues at 6.6% in 1999 versus 6.7% in 1998.

     Interest expense decreased to $471 million in 1999 compared to $561 million in 1998 primarily as a result of a decrease in average outstanding debt during 1999 compared to 1998. The spin-offs and facility sales resulted in the receipt of cash proceeds in 1999 and in the third and fourth quarters of 1998 which were used to pay down borrowings.

     Equity in earnings of affiliates remained relatively flat as a percentage of revenues at 0.5% in 1999 and 0.6% in 1998.

     During 1999, we recognized a pretax gain of $297 million ($164 million after-tax) on the sale of three hospitals and some related health care facilities. We used proceeds from the sales to repay bank borrowings.

     During 1999, we also identified and initiated, or revised, plans to divest or close during 1999 and 2000, 23 consolidating hospitals and four non-consolidating hospitals. The carrying value for the hospitals and other assets expected to be sold was reduced to fair value based upon estimates of sales values, for a total non-cash, pretax charge of approximately $220 million.

     During 1999 and 1998, respectively, we incurred $116 million and $111 million of restructuring of operations and investigation-related costs. In 1999, these costs included $77 million of professional fees (legal and accounting) related to the governmental investigations, $5 million of severance costs and $34 million of other costs. In 1998, restructuring of operations and investigation-related costs included $96 million of professional fees (legal and accounting) related to the governmental investigations, $5 million of severance costs and $10 million of other costs.

     Minority interests decreased slightly as a percentage of revenues to 0.3% in 1999 from 0.4% in 1998.

     The effective income tax rates were 46.5% in 1999 and 50.8% in 1998 due to non-deductible intangible assets related to gains on sales of facilities and impairments of long-lived assets. If we excluded the effect of the non-deductible intangible assets and the related amortization, the effective income tax rate would have been approximately 39% for both 1999 and 1998.

     We have substantially completed a restructuring of our operations. Assuming the restructuring was completed as of the beginning of the period, our remaining core facilities had combined net income from continuing operations of $669 million in 1999 versus $452 million in 1998, an increase of 48.1%. Excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation-related costs, combined net income for our remaining core facilities increased 13.1% to $838 million in 1999 from $741 million in 1998.

  Years Ended December 31, 1998 and 1997

     Revenues decreased 0.7% to $18.7 billion in 1998 compared to $18.8 billion in 1997, primarily as a result of the sales of facilities and declines in volumes. Inpatient admissions decreased 1.4% from 1997 to 1998 and equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) decreased 1.1%. The small decline in revenues compared to the decline in equivalent admissions resulted in a slight increase in revenues per equivalent admission of 0.3%. On a same facility basis, revenues decreased 0.2%, admissions increased 0.4% and equivalent admissions increased 1.4% from 1997 to 1998. On a same facility basis, the decline in revenues combined with an increase in equivalent admissions resulted in a decline in revenues per equivalent admission of 1.5%.

     The decline in revenues was due to several factors, including decreases in Medicare reimbursement rates mandated by the Balanced Budget Act of 1997 (which lowered 1998 revenues by approximately $215 million), continued increases in discounts from the growing number of managed care payers (managed care as a percentage of total admissions increased to 39% in 1998 compared to 35% in 1997) and a net decrease in the number of consolidating hospitals and surgery centers since 1997 due to the sales of several facilities during 1998. We had 281 consolidating hospitals and 102 surgery centers at December 31, 1998, compared to 309 hospitals and 140 surgery centers at December 31, 1997.

     Income from continuing operations before income taxes increased 178.8% to $1.1 billion in 1998 from $388 million in 1997. Pretax margins increased to 5.8% in 1998 from 2.1% in 1997. The increase in pretax income was primarily attributable to gains on the sales of facilities and a small increase in the operating margin. Excluding the gains on sales of facilities, asset impairment charges and restructuring of operations and investigation-related costs, income from continuing operations before income taxes increased 2.0% to $990 million in 1998 from $970 million in 1997 and the pretax margin increased to 5.3% in 1998 from 5.2% in 1997. These increases were primarily attributable to a decrease in other operating expenses as a percentage of revenues.

     Operating expenses increased as a percentage of revenues in almost every expense category, except other operating expenses, which declined 2.2% from 1997. The increases were primarily attributable to our inability to adjust expenses in line with the decreases experienced in revenues and reimbursement trends. Management's attention to the investigations, reactions by certain physicians and patients to the negative media coverage and management changes at several levels and locations throughout HCA contributed to our inability to implement changes to reduce operating expenses in response to the revenue declines.

     Salaries and benefits, as a percentage of revenues, increased to 41.6% in 1998 from 40.6% in 1997. The increase was due to a 3.4% increase in salaries and benefits per equivalent admission, which can be attributed to a 2.7% increase in labor cost per hour and a 0.5% increase in man-hours per equivalent admission.

     Supply costs increased as a percentage of revenues to 15.5% in 1998 from 14.5% in 1997 due to a 7.7% increase in the cost of supplies per equivalent admission, while revenues per equivalent admission increased only 0.3%.

     Other operating expenses (which includes contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance, marketing and non-income taxes) decreased as a percentage of revenues to 20.4% in 1998 from 22.6% in 1997. The decrease resulted from small decreases in several of these expense categories as a percentage of revenues, including lower marketing costs due to the cancellation of a national branding campaign.

     Provision for doubtful accounts, as a percentage of revenues, increased to 7.7% in 1998 from 7.5% in 1997 due to internal factors such as computer information system conversions (including patient accounting systems), which diverted some of the time of business office employees from their billing and collection functions to assist with the system conversions at some facilities, and external factors such as payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles) and increases in claim audits and remittance denials from some payers. Management is unable to quantify the effects of each of these factors because the data to support the classification of writeoffs to these categories is not accumulated due to volume, standardization and cost constraints. The shift in payer mix is expected to continue and the provision for doubtful accounts is likely to remain at higher levels than in past years (1996 and prior).

     Equity in earnings of affiliates increased slightly as a percentage of revenues to 0.6% in 1998 from 0.4% in 1997.

     Depreciation and amortization increased as a percentage of revenues to 6.7% in 1998 from 6.6% in 1997, primarily due to the slowdown in revenue growth and increased capital expenditures related to ancillary services (such as outpatient services) and information systems. Capital expenditures in these areas generally result in shorter depreciation and amortization lives for the assets acquired than typical hospital acquisitions.

     Interest expense increased to $561 million in 1998 compared to $493 million in 1997. A primary reason for the increased interest expense is an increase in the average interest rate on our borrowings. Our credit ratings were downgraded in both 1998 and 1997 and this caused a shift in credit sources from the commercial paper market to bank debt.

     During 1998, we recognized a pretax gain of $744 million ($365 million after-tax) on the sale of some hospitals and surgery centers. The gain includes a pretax gain of $570 million ($335 million after-tax) on the sale of 21 hospitals to a consortium of not-for-profit entities, a pretax gain of $203 million ($50 million after-tax) on the sale of 34 surgery centers, and a loss of $29 million ($20 million after-tax) on the sale of six hospitals and other facilities.

     During 1998, management approved a plan to divest a group of our medical office buildings. The divestiture is expected to be completed through the transfer of the medical office buildings to a joint venture in which we will maintain a minority interest. The carrying value for these medical office buildings, along with certain hospitals and other facilities expected to be sold, was reduced to fair value, based upon estimates of sales values resulting in a non-cash, pretax impairment charge of $542 million ($175 million of the total impairment charge was related to the medical office buildings).

     During 1997, we recorded $442 million of asset impairment charges. The charges primarily related to hospital and surgery center facilities to be sold or closed ($402 million) and physician practices ($40 million) where projected future cash flows were less than the carrying value of the related assets.

     We incurred $111 million and $140 million of costs during 1998 and 1997, respectively, of restructuring of operations and investigation-related costs. In 1998, these costs included $96 million of professional fees (legal and accounting) related to the governmental investigations, $5 million of severance costs and $10 million of other costs. In 1997, these costs included $61 million of severance costs, $44 million of professional fees (legal and accounting) related to the governmental investigations and $35 million of other costs.

     Minority interests decreased as a percentage of revenues to 0.4% in 1998 from 0.8% in 1997. The decrease in minority interest expense was attributable to declines in profitability in certain operations that have minority ownership and the sales during 1998 of certain minority-owned operations (the majority of the 34 surgery centers that were sold during 1998 had minority owners).

     Income from continuing operations increased 191.2% to $532 million ($.82 per diluted share) during 1998 compared to $182 million ($.27 per diluted share) in 1997. Excluding the gains on sales of facilities, asset impairment charges, and restructuring of operations and investigation-related costs, income from continuing operations increased 4.3% to $590 million ($.91 per diluted share) in 1998 from $565 million ($.85 per diluted share) in 1997.

     We substantially completed a restructuring of our operations (including the spin-offs of LifePoint and Triad and the divestiture of some facilities). Assuming the completion of the restructuring, as of the beginning of the period our remaining core facilities had combined net income from continuing operations which increased 84.0% to $452 million in 1998 from $246 million in 1997. Excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation-related costs, combined net income for our remaining core facilities increased 50.4% to $741 million in 1998 from $493 million in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by continuing operating activities improved to $693 million during the first six months of 2000 compared to $401 million in 1999. The improvement was primarily due to an increase in net income, excluding gains on sales of facilities, impairment of long-lived assets and the settlement with federal government, to $513 million in 2000 from $408 million in 1999. Also during the first six months of 2000, we made tax payments of $378 million versus $452 million in 1999. Cash provided by continuing operating activities totaled $1.2 billion in 1999 compared to $1.9 billion in 1998 and $1.5 billion in 1997. The decrease in cash provided by continuing operating activities during 1999 primarily resulted from an increase in tax payments and increases in accounts receivable and other current assets. During 1998, we applied for and received a refund of approximately $350 million, resulting from excess estimated tax payments made in 1997 based upon more profitable prior periods. The increase from 1997 to 1998 was primarily due to the loss incurred from continuing operations during 1997.

     Cash used in investing activities was $785 million during the first six months of 2000, compared to cash provided of approximately $1.4 billion during 1999. The decrease was due primarily to proceeds from the disposition of hospitals and other health care facilities of $624 million in 1999 compared with $263 million in 2000, cash flows from changes in investments of $548 million in 1999 (including repayment by a nonconsolidating joint venture of advances of approximately $330 million) compared with cash used of $96 million in 2000, and the $886 million in proceeds in 1999 related to the spin-offs. In 2000, we also used $290 million to acquire hospitals and health care entities, and we had no acquisitions in 1999. Cash provided by investing activities was approximately $0.9 billion in 1999 and approximately $1.0 billion in 1998, compared to cash used in investing activities of $2.7 billion in 1997. Our restructuring of operations resulted in the receipt of cash proceeds of approximately $1.8 billion in 1999 and $2.8 billion in 1998. In 1997, we used $1.2 billion of cash to complete the acquisition of Value Health, Inc., a provider of specialty managed care benefit programs.

     Cash flows provided by financing activities totaled $194 million in the first six months of 2000 compared to cash used of approximately $2.0 billion in 1999. The primary financing cash flow activities included the repurchases of our common stock (approximately $255 million and $1.9 billion during 2000 and 1999, respectively) and the receipt of net proceeds from debt issuances of $448 million in 2000. Cash flows used in financing activities totaled approximately $2.3 billion in 1999 and $2.7 billion during 1998, compared to cash provided by financing activities of $1.3 billion in 1997. We primarily used the cash flows provided by continuing operating activities and investing activities to repurchase approximately 82 million shares of our common stock in 1999 and to pay down debt during 1998. During 1997, we used approximately $1 billion of cash to repurchase approximately 29 million shares of our common stock. We funded the repurchase in 1997 with the issuance of long-term debt, commercial paper and bank borrowings.

     Working capital totaled $407 million as of June 30, 2000, compared to $265 million at December 31, 1999. At December 31, 1999 current liabilities included $500 million outstanding under our senior interim term loan. In March 2000, we repaid the $500 million using proceeds from a new $1.2 billion senior term loan. Management believes that cash flows from operations, amounts available under our revolving credit facility, proceeds from our senior term loan and our access to debt markets (including the net proceeds from the Notes offered hereby) are sufficient to meet expected liquidity needs during 2000.

     Excluding acquisitions, capital expenditures were $586 million during the first six months of 2000 compared to $690 million for the same period in 1999. We expect planned capital expenditures in 2000 to approximate $1.3 billion. Management believes that its capital expenditure program is adequate to expand, improve and equip its existing health care facilities.

     Investments of our professional liability insurance subsidiary to maintain statutory equity and pay claims totaled $1.7 billion at June 30, 2000 and at December 31, 1999 and $1.8 billion at December 31, 1998.

     During 1997, we announced both the cessation of sales of interests in our hospitals to physicians and our intention to repurchase physician ownership interests in our hospitals. We paid approximately $8 million and $41 million to repurchase some physician interests in 1999 and 1998, respectively.

     We have various agreements with joint venture partners whereby the partners have an option to sell or "put" their interests in the joint venture back to HCA within specific periods at fixed prices or prices based on specific formulas. The combined put price under all such agreements was approximately $400 million at June 30, 2000. During 2000, one of our joint venture partners exercised its put option, whereby HCA purchased the partner's interest in the joint venture for approximately $47 million. We cannot predict if, or when, other joint venture partners will exercise such options.

     During the first quarter of 1998, the Internal Revenue Service issued guidance regarding certain tax consequences of joint ventures between for-profit and not-for-profit hospitals. As a result of the tax ruling, the IRS may propose to revoke the tax-exempt or public charity status of certain not-for-profit entities that participate in such joint ventures or to treat joint venture income as unrelated business taxable income. We are continuing to review the impact of the tax ruling on our existing joint ventures and the development of future ventures, and are consulting with our joint venture partners and tax advisers to develop appropriate courses of action. The tax ruling or any adverse determination by the IRS regarding the tax-exempt or public charity status of a not-for-profit partner, or the characterization of joint venture income as unrelated business taxable income, could limit joint venture development with not-for-profit hospitals, require the restructuring of some existing joint ventures with not-for-profits and influence the exercise of the put agreements by some existing joint venture partners.

     In November 1999, we announced that our Board of Directors authorized the repurchase of up to $1 billion of our common stock. During the first quarter of 2000, we settled forward purchase contracts associated with our November 1999 authorization for approximately 8.5 million shares at a cost of $250 million and during the second quarter of 2000, settled forward purchase contracts associated with the same authorization for approximately 1.8 million shares at a cost of approximately $53 million. In accordance with the terms of the forward purchase contracts, the shares purchased remain outstanding until the forward purchase contracts are settled by HCA. Forward purchase contracts totaling approximately 24.1 million shares at a cost of approximately $697 million remain outstanding until settled by HCA.

     In March 2000, we announced that our Board of Directors authorized the repurchase of up to $1 billion of additional common stock. Some financial organizations purchased approximately 5.3 million shares of HCA's common stock for approximately $119 million during the first quarter of 2000 and approximately 11.3 million shares for approximately $322 million during the second quarter of 2000 utilizing forward purchase contracts. In accordance with the terms of the contracts, these shares remain outstanding until settled by HCA. We expect to repurchase the remaining stock associated with the March 2000 repurchase authorization through open market purchases, privately negotiated transactions or forward purchase contracts.

     During the first quarter of 1999, as part of the agreement related to our share repurchase programs, we entered into a Letter of Credit Agreement with the United States Department of Justice. We provided the government with letters of credit totaling $1 billion. The understanding reached with the government in May 2000 provides that the letters of credit will be reduced from $1 billion to $250 million at the time of the settlement payment. In addition, the understanding is that any future civil payments on cost reports or physician relations will reduce the remaining amount of the letters of credit dollar for dollar.

     The resolution of the governmental investigations and the various lawsuits and legal proceedings that have been asserted could result in substantial liabilities to HCA. At this time, we cannot reasonably estimate the timing or amounts of the ultimate liabilities; however, it is possible that the resolution of certain of the contingencies could have a material adverse effect on our results of operations, financial position and liquidity.

IMPACT OF YEAR 2000 COMPUTER ISSUES

     We experienced no material adverse effect to our results of operations, financial condition or ability to provide for our patients' safety and health as a result of the Year 2000 date conversion in our computer systems and programs and those of third parties.

MARKET RISK

     We are exposed to market risk related to changes in interest rates and market values of securities. We currently do not use derivative instruments to offset the market risk exposure of the investments in debt or equity securities of our wholly-owned insurance subsidiary or to alter the interest rate characteristics of our debt instruments.

     Our investments in debt and equity securities were $1.2 billion and $510 million, respectively, at June 30, 2000. These investments are carried at fair value, with changes in unrealized gains and losses recorded as adjustments to stockholders' equity. The fair value of investments is generally based on quoted market prices. We do not expect changes in interest rates and market values of securities to be material in relation to our financial position and operating results.

     With respect to our interest-bearing liabilities, approximately $2.9 billion of long-term debt at June 30, 2000 is subject to variable rates of interest, while the remaining balance in long-term debt of $4.1 billion at June 30, 2000 is subject to fixed rates of interest. Our variable interest rate is affected by both the general level of U.S. interest rates and our credit rating. Our variable rate debt is comprised of our credit facility, on which interest is payable generally at LIBOR plus 0.45% to 1.5% (depending on our credit ratings), and bank term loans on which interest is payable generally at LIBOR plus 0.75% to 2.5%. Due to increases in LIBOR, the average rate for our credit facility increased from 5.81% for the quarter ended June 30, 1999 to 7.44% for the quarter ended June 30, 2000, and the average rate for our term loans increased from 6.50% for the quarter ended June 30, 1999 to 7.98% for the quarter ended June 30, 2000. The estimated fair value of our total long-term debt was $6.6 billion at June 30, 2000. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities. Based on a hypothetical 1% increase in interest rates, the potential annualized losses in future pretax earnings would be approximately $29 million. The impact of such a change in interest rates on the carrying value of long-term debt would not be significant. The estimated changes to interest expense and the fair value of long-term debt are determined considering the impact of hypothetical interest rates on our borrowing cost and long-term debt balances. To mitigate the impact of fluctuations in interest rates, we generally target a portion of our debt portfolio at a fixed rate, either by borrowing on a fixed or floating rate basis or entering into interest rate swap transactions. We have not, during 2000 or 1999, participated in any interest rate swap agreements.

     Foreign operations and the related market risks associated with foreign currency are currently insignificant to our results of operations and financial position.

EFFECTS OF INFLATION AND CHANGING PRICES

     Various federal, state and local laws have been enacted that may limit our ability to increase prices. Revenues for acute care hospital services rendered to Medicare patients are established under the federal government's prospective payment system. Total Medicare revenues as a percentage of our total revenues approximated 29% in 1999, 30% in 1998 and 34% in 1997.

     Management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. Management expects that the average rate of adjustment for Medicare prospective payments for inpatient hospital services will range from (0.3%) to 0.0% in 2000. In addition, as a result of increasing regulatory and competitive pressures, our ability to maintain operating margins through price increases to non-Medicare patients is limited.

IRS DISPUTES

     We are contesting income taxes and related interest proposed by the IRS for prior years aggregating approximately $191 million as of June 30, 2000. Management believes that final resolution of these disputes will not have a material adverse effect on our results of operations or liquidity.

     During the first quarter of 2000, HCA and the IRS filed a Stipulated Settlement with the Tax Court regarding the proposed disallowance by the IRS of certain acquisition-related costs, executive compensation and systems conversion costs, which were deducted in calculating taxable income, and the methods of accounting used by some subsidiaries for calculating taxable income related to vendor rebates and governmental receivables. As a result of the settlement, we paid additional tax and interest of approximately $156 million during 2000. The settlement had no impact on our results of operations.

                            DESCRIPTION OF BUSINESS
OVERVIEW

     HCA - The Healthcare Company (which, until May 25, 2000, was called "Columbia/HCA Healthcare Corporation") is a holding company whose affiliates own and operate hospitals and related health care entities. At August 31, 2000, these affiliates owned and operated 190 hospitals and 76 outpatient surgery centers and provided extensive outpatient and ancillary services. Our affiliates are also partners in several 50/50 joint ventures that own and operate nine hospitals and three outpatient surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our hospitals provide a comprehensive array of services including internal medicine, cardiology, oncology, obstetrics, general surgery, neurosurgery and orthopedics, as well as diagnostic and emergency services. We also provide outpatient and ancillary services through our acute care hospitals and outpatient facilities, including outpatient surgery and diagnostic centers, rehabilitation and other facilities. We operate preferred provider organizations in 47 states and the District of Columbia.

RESTRUCTURING AND REORGANIZATION

     In 1997 we encountered significant challenges and changes. The hospital industry in the United States was adversely affected by Medicare reimbursement reductions resulting from the Balanced Budget Act of 1997, increased managed care penetration and increased government scrutiny of hospital operations. In addition, we learned that we were the subject of a federal investigation related to government reimbursement programs. The investigation was subsequently expanded in July 1997 to include billing practices, home health operations, relationships with physicians, DRG coding and Medicare cost report preparation.

     In response to these industry and governmental challenges, we installed new senior management, redefined our objectives and business practices and initiated a substantial restructuring plan designed to properly align HCA in this new environment. Dr. Thomas F. Frist, Jr., who was serving as our Vice Chairman, was named Chairman of the Board and Chief Executive Officer. Dr. Frist implemented a new corporate strategy emphasizing a renewed focus on a values-based corporate culture, operations rather than acquisitions, local communities and the highest quality care.

     Based on a comprehensive review of our business portfolio, we developed a restructuring plan in which we identified non-strategic segments and assets for divestiture. Since 1997, we have reduced the number of our hospitals by more than 40%, or 146 hospitals, and the number of surgery centers by 74, and sold substantially all of our home health operations and various other non-core assets, for total proceeds of approximately $5.0 billion. We used the proceeds to repay a portion of our outstanding indebtedness and to repurchase shares of our common stock.

OUR BUSINESS STRATEGY

     Our primary objective is to provide the communities we serve with a comprehensive array of quality health care services in the most cost-effective manner. We also seek to enhance financial performance by increasing utilization of, and improving operating efficiencies in, our facilities. We expect to accomplish these objectives by implementing the following strategies:

     - REINFORCE OUR "PATIENTS FIRST" PHILOSOPHY AND OUR COMMITMENT TO ETHICS AND COMPLIANCE: We are committed to a values-based corporate culture that prioritizes the care and improvement of human life above all else. The values highlighted by our corporate culture - compassion, honesty, integrity, fairness, loyalty, respect and kindness - are the cornerstone of our company. To reinforce our dedication to these values and to ensure integrity in all that we do, we have developed and implemented a comprehensive ethics and compliance program that articulates a high set of values and behavioral standards. We believe that this program has reinforced our dedication to excellent patient care in a concrete way.

     - FOCUS ON STRONG ASSETS IN SELECT, CORE COMMUNITIES: We are focusing on communities where we are or can be the number one or number two health care provider. To achieve this goal, management initiated a comprehensive restructuring process in 1997 that has transformed us into a smaller, more focused company. This restructuring allows us to focus our efforts on our core communities, which are typically located in urban areas characterized by highly integrated health care facility networks. Since 1997, we have reduced the number of our hospitals by more than 40%, or 146 hospitals, and the number of surgery centers by 74, and sold substantially all of our home health operations and various other non-core assets. We intend to continue to optimize core assets through selected divestitures and acquisitions and capital expenditures.

     - DEVELOP COMPREHENSIVE LOCAL HEALTH CARE NETWORKS WITH A BROAD RANGE OF HEALTH CARE SERVICES: We seek to operate each of our facilities as part of a network with other health care facilities that we own or operate within a common region. We believe that by being a comprehensive provider of quality health care services in selected communities, we will be better able to attract and serve patients and physicians.

     - GROW THROUGH INCREASED PATIENT VOLUME, EXPANSION OF SPECIALTY AND OUTPATIENT SERVICES AND SELECTIVE ACQUISITIONS: We intend to identify opportunities in areas where demand for comprehensive health services is not adequately met. We believe that expansion of specialty services will strengthen our health care delivery networks and attract new patients. To support this expansion, we plan to actively recruit additional specialists. Recognizing that the shift from inpatient to outpatient care is likely to continue, we intend to enhance the access to and the capabilities of our outpatient services by devoting additional capital resources to outpatient facilities.

     - IMPROVE OPERATING EFFICIENCIES THROUGH ENHANCED COST MANAGEMENT, SHARED SERVICES AND RESOURCE UTILIZATION: We have initiated several measures to improve the financial performance of our facilities. To reduce labor costs, we implemented in many communities a flexible staffing model whereby hospital units are staffed at the lowest demand level and additional staff is accessed through shared pools of caregivers. To curtail supply cost, we formed a new group purchasing organization that allows us to achieve better pricing in negotiating purchasing and supply contracts. In addition, as we grow in our select core markets, we believe that we will continue to benefit from economies of scale, including supply chain efficiencies and volume discount cost savings. Also, we expect to be able to reduce operating costs and to be better positioned to work with health maintenance organizations, preferred provider organizations and employers, by sharing certain services among several facilities in the same market.

     - RECRUIT AND DEVELOP STRONG RELATIONSHIPS WITH PHYSICIANS: We plan to actively recruit physicians to enhance patient care and fulfill the needs of the communities we serve. We believe that recruiting and retaining motivated physicians is essential to being a premier provider of health care services. We believe our quality initiatives enhance our competitive position when recruiting and attracting physicians.

     - STREAMLINE AND DECENTRALIZE MANAGEMENT CONSISTENT WITH OUR LOCAL
       FOCUS: Our strategy to streamline and decentralize our management structure affords management of our remaining core facilities greater flexibility to make decisions that are specific to their respective local communities. This, in turn, leads to a smoother, less hierarchical operating structure and creates a more nimble, responsive organization.

     - EFFECTIVELY ALLOCATE CAPITAL IN ORDER TO MAXIMIZE RETURN: We carefully evaluate investment opportunities and invest in projects that add to our primary objective of providing comprehensive, high-quality health care services in the most cost-effective manner. We maintain and replace equipment, renovate and construct replacement facilities and add new services to increase the attractiveness of our hospitals and other facilities to patients and physicians. In addition, we evaluate acquisitions that complement our strategies and assess opportunities to enhance stockholder value, including repayment of indebtedness and stock repurchases.

HEALTH CARE FACILITIES

     We currently own, manage or operate hospitals, outpatient surgery centers, diagnostic centers, cardiac rehabilitation centers, physical therapy centers, radiation oncology centers, comprehensive outpatient rehabilitation centers and various other programs.

     At June 30, 2000, we, either directly or through joint ventures, operated 204 hospitals with 44,937 licensed beds. Most of our general acute care hospitals provide medical and surgical services, including inpatient care, intensive and cardiac care, diagnostic services and emergency services. The general acute care hospitals also provide outpatient services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. A local advisory board, which usually includes members of the hospital's medical staff, generally makes recommendations concerning the medical, professional and ethical practices at each hospital and monitors such practices. However, the hospital is ultimately responsible for ensuring that these practices conform to established standards. When we acquire a hospital, we establish quality assurance programs to support and monitor quality of care standards and to meet accreditation and regulatory requirements. We monitor patient care evaluations and other quality of care assessment activities on a continuing basis.

     Like most hospitals, our hospitals do not engage in extensive medical research and medical education programs. However, some of our hospitals have an affiliation with medical schools, including the clinical rotation of medical students.

     We also operate other outpatient or related health care facilities including outpatient surgery centers, diagnostic centers, outpatient physical therapy/rehabilitation centers, outpatient radiation therapy centers, cardiac rehabilitation centers and skilled nursing services. These outpatient and related services are an integral component of our strategy to develop a comprehensive health care network in each of our target markets.

     In addition to providing capital resources, we make available a variety of management services to our health care facilities, most significantly ethics and compliance programs, national supply and equipment purchasing and leasing contracts, accounting, financial and clinical systems, governmental reimbursement assistance, construction planning and coordination, information systems, legal counsel, personnel management and internal auditing services.

SOURCES OF REVENUE

     Hospital revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary significantly depending on the type of service (e.g., medical/surgical, intensive care or psychiatric) and the geographic location of the hospital.

     We receive payment for patient services from the federal government primarily under the Medicare program, state governments under their respective Medicaid programs, HMOs, PPOs and other private insurers, as well as directly from patients. The approximate percentages of patient revenues from continuing operations of our facilities from these sources during the periods specified below were as follows:

                                              SIX MONTHS
                                                 ENDED          YEAR ENDED
                                               JUNE 30,        DECEMBER 31,
                                              -----------   ------------------
                                              2000   1999   1999   1998   1997
                                              ----   ----   ----   ----   ----
Medicare....................................   29%    30%    29%    30%    34%
Medicaid....................................    7      6      7      6      6
Managed care and other discounted...........   39     35     37     32     28
Other sources...............................   25     29     27     32     32
                                              ---    ---    ---    ---    ---
          Total.............................  100%   100%   100%   100%   100%
                                              ===    ===    ===    ===    ===

     Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid is a federal-state program administered by the states which provides hospital benefits to qualifying individuals who are unable to afford care. Substantially all of our hospitals are certified as providers of Medicare and Medicaid services. Amounts received under the Medicare and Medicaid programs are generally significantly less than the hospital's customary charges for the services provided.

     To attract additional volume, most of our hospitals offer discounts from established charges to certain large group purchasers of health care services, including Blue Cross, other private insurance companies, employers, HMOs, PPOs and other managed care plans. Blue Cross is a private health care program that funds hospital benefits through independent plans that vary in each state. These discount programs limit our ability to increase charges in response to increasing costs. Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some Blue Cross plans, HMOs or PPOs, but are responsible to the extent of any exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Collection of amounts due from individuals is typically more difficult than from governmental or business payers.

INVESTIGATIONS AND LITIGATION

     We are the subject of various federal and state investigations, qui tam actions, shareholder derivative and class action suits filed in federal court, shareholder derivative actions filed in state courts, patient/payer actions and general liability claims.

     In March 1997, federal authorities searched various facilities of our El Paso, Texas operations pursuant to search warrants, and the government removed various records and documents. In February 1998, also in El Paso, an additional warrant was executed and a single computer was seized. In July 1997, numerous facilities and offices affiliated with HCA were searched pursuant to search warrants issued by the United States District Court in various states. During July, September and November 1997, we were also served with subpoenas requesting records and documents related to laboratory billing and DRG coding in various states and home health operations in various jurisdictions, including, but not limited to, Florida. In January 1998, we received a subpoena which requested records and documents relating to physician relationships. In June 1999, Columbia Home Care Group received a subpoena seeking records related to home health operations. In March 2000, we received a subpoena that requested records relating to wound care centers.

     In July 1997, the United States District Court for the Middle District of Florida, in Fort Myers, issued an indictment against three employees of one of our subsidiaries. The indictment related to the alleged false characterization of interest payments on certain debt resulting in Medicare and TRICARE (formerly CHAMPUS) overpayments since 1986 to Fawcett Memorial Hospital, a Port Charlotte, Florida hospital that we acquired in 1992. We were served with subpoenas for various records and documents. A fourth employee of one of our subsidiaries was indicted in July 1998 by a superseding indictment. The trial on this matter commenced on May 3, 1999. On July 2, 1999, the jury returned a mixed verdict, finding two such employees guilty and acquitting one. The jury was unable to reach a verdict as to the fourth employee. The government and the fourth employee executed an agreement to defer prosecution for 18 months, after which charges will be dismissed. The two convicted employees were sentenced in December 1999 and both have appealed to the 11th Circuit.

     In addition, several affiliated hospital facilities in various states have received individual federal and/or state government inquiries, both informal and formal, requesting information related to reimbursement from government programs.

     In general, we believe that the United States Department of Justice and other federal and state governmental authorities are investigating certain acts, practices or omissions in which we are alleged to have engaged with respect to Medicare, Medicaid and CHAMPUS patients regarding (a) allegedly improper DRG coding (commonly referred to as "upcoding") relating to bills submitted for medical services, (b) allegedly improper outpatient laboratory billing (e.g., unbundling of services and medically unnecessary tests), (c) inclusion of allegedly improper items in cost reports submitted as a basis for reimbursement under Medicare, Medicaid and similar government programs, (d) arrangements with physicians and other parties that allegedly violate certain federal and state laws governing fraud and abuse, anti-kickback and "Stark" laws and (e) allegedly improper acquisitions of home health care agencies and allegedly excessive billing for home health care services.

     We are cooperating in these investigations and understand, through written notice and other means, that we are a target in these investigations. Given the scope of the ongoing investigations, we expect additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future.

     In May 2000, we reached an understanding with attorneys of the Civil Division of the Department of Justice to recommend an agreement to settle, subject to certain conditions, civil claims actions against us relating to DRG coding, outpatient laboratory billing and home health issues. The understanding provides that we will compensate the government $745 million with respect to the issues covered by the agreement, with interest accruing commencing May 18, 2000 at a rate of 6.5%. The settlement is subject to approval by additional officials at the Department of Justice and other federal agencies, as well as state officials; execution of a corporate integrity agreement; execution of definitive settlement documents for the three issues included in the understanding; execution of agreements to resolve all pending criminal investigations; and court approval. The civil issues that are not included as part of the understanding are claims related to cost reports and physician relations issues.

     We are a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed. The actions allege, in general, that we and certain subsidiaries and/or affiliated partnerships violated the False Claims Act, 31 U.S.C. sec. 3729 et seq., for improper claims submitted to the government for reimbursement, as well as improper payments for physician referrals. The lawsuits generally seek three times the amount of damages caused to the United States by the submission of any Medicare or Medicaid false claims presented by the defendants to the federal government, civil penalties of not less than $5,000 nor more than $10,000 for each such Medicare or Medicaid claim, attorneys' fees and costs. To our knowledge, the government has intervened in six unsealed qui tam actions. We are aware of additional qui tam actions that remain under seal and believe that there may be other sealed qui tam cases of which we are unaware. We are also a defendant in a number of other suits, which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Some of the suits have been conditionally certified as class actions.

     We remain the subject of a formal order of investigation by the SEC. We understand that the SEC investigation relates to the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     We are also subject to claims and suits by patients and others arising in the ordinary course of business, including claims for personal injuries or for wrongful restriction of, or interference with, physicians' staff privileges.

     We are not able to predict the outcome or quantify the effects that the ongoing investigations or the initiation of additional investigations, if any, will have on our financial condition and results of operations in future periods. If we are found to have violated federal or state laws relating to Medicare, Medicaid or similar programs, we could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. Similarly, the amounts claimed in the qui tam and other actions are substantial, and we could be subject to substantial costs resulting from an adverse outcome of one or more of these actions. Any sanctions or losses could have a material adverse effect on our financial position and results of operations.

     For more information regarding these investigations and suits, see our Annual Report on Form 10-K for the year ended December 31, 1999 and "Part II,
Item 1: Legal Proceedings" contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, incorporated by reference in this prospectus supplement and the attached prospectus.

                                   MANAGEMENT

     The following are certain key members of our management:

NAME                                   AGE                 POSITION(S)
----                                   ---                 -----------
Thomas F. Frist, Jr., M.D............  62    Chairman of the Board and Chief
                                               Executive Officer
Jack O. Bovender, Jr.................  55    President and Chief Operating Officer
David G. Anderson....................  53    Senior Vice President - Finance and
                                               Treasurer
Richard M. Bracken...................  48    President - Western Group
Victor L. Campbell...................  53    Senior Vice President
Jay F. Grinney.......................  49    President - Eastern Group
R. Milton Johnson....................  43    Senior Vice President and Controller
Robert A. Waterman...................  46    Senior Vice President and General
                                               Counsel

     Thomas F. Frist, Jr., M.D. has served as Chairman of the Board and Chief Executive Officer since July 1997. Previously, he served as Vice Chairman of the Board from April 1995 until July 1997. From February 1994 to April 1995, he was Chairman of the Board. Dr. Frist was Chairman of the Board, President and Chief Executive Officer of HCA - Hospital Corporation of America from 1988 to February 1994.

     Jack O. Bovender, Jr. has served as President and Chief Operating Officer since August 1997. From April 1994 to August 1997, he was retired after serving as Chief Operating Officer of HCA - Hospital Corporation of America from 1992 until 1994. Prior to 1992, Mr. Bovender held several senior level positions with HCA - Hospital Corporation of America.

     David G. Anderson has served as Senior Vice President - Finance and Treasurer since July 1999. From September 1993 until July 1999, he served as Vice President - Finance and was elected to the additional position of Treasurer in November 1996. From March 1993 until September 1993, Mr. Anderson served as Vice President - Finance and Treasurer of Galen Health Care, Inc. From July 1988 to March 1993, Mr. Anderson served as Vice President - Finance and Treasurer of Humana Inc.

     Richard M. Bracken has served as President - Western Group since August 1997. From January 1995 to August 1997, Mr. Bracken served as President of the Pacific Division. From July 1993 to December 1994, he served as President of Nashville Healthcare Network, Inc. From December 1981 to June 1993, he served in various hospital Chief Executive Officer and Administrator positions with HCA - Hospital Corporation of America.

     Victor L. Campbell has served as Senior Vice President since February 1994. Prior to that time, Mr. Campbell served as HCA - Hospital Corporation of America's Vice President for Investor, Corporate and Government Relations. Mr. Campbell joined HCA - Hospital Corporation of America in 1972. Mr. Campbell is currently a director of the Federation of American Hospitals and a member of the Operations Committee of the American Hospital Association.

     Jay F. Grinney has served as President - Eastern Group since March 1996. From October 1993 to March 1996, Mr. Grinney served as President of the Greater Houston Division. From November 1992 to October 1993, Mr. Grinney served as Chief Operating Officer of the Houston Region.

     R. Milton Johnson has served as Senior Vice President and Controller since July 1999. From November 1998 until July 1999 he served as Vice President and Controller. Prior to that time, Mr. Johnson served as Vice President - Tax from April 1995 to October 1998 and as Director of Tax of Healthtrust, Inc. - The Hospital Company from September 1987 to April 1995.

     Robert A. Waterman has served as Senior Vice President and General Counsel since November 1997. Mr. Waterman served as a partner in the law firm of Latham & Watkins from September 1993 to October 1997; he was also Chair of the firm's healthcare group during 1997.

                            DESCRIPTION OF THE NOTES

     The Notes being offered will be issued under an indenture, dated as of December 16, 1993, as supplemented on May 25, 2000, between HCA and The First National Bank of Chicago. Bank One Trust Company, N.A., the successor of The First National Bank of Chicago, will act as the Trustee. A form of the indenture is filed as an exhibit to the registration statement, of which the accompanying prospectus is a part. The following is a summary of certain provisions of the indenture and of the Notes (or debt securities, as they are referred to in the accompanying prospectus). This summary does not purport to be complete and is subject to, and qualified by, the indenture.

     The Notes will mature on --. The Notes will bear interest at the rate per year shown on the cover of this prospectus supplement. If interest is required to be calculated for any period other than from one scheduled interest payment date to the next interest payment date, it will be calculated on the basis of the actual number of days elapsed from and including the previous interest payment date or if none the date of issue, divided by 365 (or, if any of the days elapsed fall in a leap year, by 366). The period during which the Notes will earn interest will begin on --, 2000 or from the most recent interest payment date to which interest has been paid or provided. The interest will be payable twice a year on -- and --, beginning on --, 2001. Interest payable on any Note that is punctually paid or duly provided for on any interest payment date shall be paid to the person in whose name such Note is registered at the close of business on -- and --, as the case may be, preceding such interest payment date. We may pay interest, at our option, by checks mailed to the registered holders of the Notes. If the interest payment date is not a Business Day at the relevant place of payment, payment of interest will be made on the next Business Day at such place of payment. "Business Day" means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York or London and, for any place of payment outside of The City of New York and London, in such place of payment.

     The Notes will be issued in book-entry form only.

     If the United Kingdom adopts the euro as its lawful currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty on European Union prior to the maturity of the Notes, the Notes will be redenominated into euro, and the regulations of the European Commission relating to the euro shall apply to the Notes. The circumstances and consequences described in this paragraph entitle neither HCA, the Trustee nor any holder of the Notes to early redemption, recission, notice or repudiation of the terms of the Notes or the indenture or to raise any other defense or to request any compensation claim, nor will they affect any of the other obligations of HCA under the Notes or the indenture.

     Several banks and other financial institutions have provided us with a $1.2 billion credit facility under a term loan agreement dated as of March 13, 2000, as amended. We will be in default under the Notes if a default occurs under that agreement (as it may be amended, modified, extended, renewed or replaced from time to time) and that default results in an acceleration of the maturity of our indebtedness under that agreement. A declaration of the acceleration of the maturity of the Notes for this reason is subject to annulment if the default that caused acceleration of the indebtedness under the term loan agreement is cured or waived and the Trustee is given notice of the cure or waiver within sixty (60) days of the declaration. We do not need the consent of the holders of the Notes to enter into any amendment, modification, extension, renewal or replacement of the term loan agreement. An acceleration of the indebtedness under the term loan agreement will cease to constitute a default following the time, if ever, as the Notes are rated Baa3 (or the equivalent) or higher by Moody's and BBB- (or the equivalent) or higher by Standard & Poor's. "Moody's" means Moody's Investors Service, Inc. and its successors. "Standard & Poor's" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors.

     You can find more detailed information regarding the terms of the Notes in the prospectus under the heading "Description of the Debt Securities."

OPTIONAL REDEMPTION

     The Notes will be redeemable as a whole or in part, at our option, at any
time after      --     , 2003, at a redemption price equal to the greater of (i)
100% of the principal amount of such Notes and (ii) as determined by the Calculation Agent, the price at which the Gross Redemption Yield on the outstanding principal amount of the Notes on the Reference Date is equal to the Gross Redemption Yield (determined by reference to the middle-market price) at 3:00 p.m. (London time) on that date on the Benchmark Gilt, plus 50 basis points. In either case, accrued and unpaid interest on the Notes up to, but excluding, the date specified as the redemption date (the "Redemption Price").

     The Notes will be redeemable as a whole or in part, at our option, at any
time before    --   , 2003, at the Redemption Price, if as a result of any
change in or amendment to English law, the limitations on redemption of longer term debt securities (as defined in the UK Banking Act 1987 (Exempt Transactions) Regulations 1997 (the "Regulations")) set forth in the Regulations are no longer applicable to the Notes. To exercise our option under this section, we will deliver to the Trustee:

     (1) a certificate signed by one of our duly authorized officers stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred, and

     (2) a written opinion of an independent legal counsel of recognized standing to the effect that the limitations under the Regulations with respect to redemption of longer term debt securities are no longer applicable to the Notes.

     "Gross Redemption Yield" means a yield calculated on the basis indicated by the Joint Index and Classification Committee of the Institute and Faculty of Actuaries as reported in the Journal of the Institute of Actuaries, Vol. 105,
Part 1, 1978, page 18 or on such other basis as the Trustee may approve.

     "Reference Date" means the date which is the first dealing day in London prior to the publication of the notice of redemption referred to below.

     "Benchmark Gilt" means the -- % Treasury Stock -- or such other United Kingdom government stock as the Calculation Agent may, with the advice of three brokers and/or United Kingdom gilt-edged market makers or such other three persons operating in the United Kingdom gilt-edged market as the Calculation Agent may determine from time to time to be the most appropriate benchmark United Kingdom government stock for the Notes.

     "Calculation Agent" means Deutsche Bank AG London or any successor entity.

     We will give notice of any redemption between 30 and 60 days preceding the redemption date to each holder of the Notes to be redeemed in accordance with "Notices" below.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions called for redemption.

ADDITIONAL AMOUNTS

     All payments of principal and interest in respect of the Notes will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the United States or any political subdivision or taxing authority of or in the United States, unless such withholding or deduction is required by law (see "Taxation -- United States Tax Considerations" below).

     In the event such withholding or deduction is required by law, subject to the limitations described below, we will pay as additional interest on the Notes to the holder or beneficial owner of any Note who is a non-U.S. holder (as defined under "Taxation -- United States Tax Considerations -- Non-U.S. Holders" below) such additional amounts ("Additional Amounts") as may be necessary in order that every net payment by us or any paying agent of principal of or interest on the Notes (including upon redemption), after deduction or withholding for or on account of any present or future tax, duty, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority of or in the United States, will not be less than the amount provided for in such Note to be then due and payable before any such tax, duty, assessment or other governmental charge.

     However, our obligation to pay Additional Amounts shall not apply to:

          (a) any tax, duty, assessment or other governmental charge which would not have been so imposed but for:

             (1) the existence of any present or former connection between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder or other equity owner of, or a person having a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, a trust, a limited liability company, a partnership, a corporation or other entity) and the United States, including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or other equity owner or person having such a power) being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in a trade or business in the United States or being or having been present in the United States or having had a permanent establishment in the United States;

             (2) the failure of such holder or beneficial owner to comply with any requirement under United States tax laws and regulations to establish entitlement to a partial or complete exemption from such tax, duty, assessment or other governmental charge (including, but not limited to, the requirement to provide Internal Revenue Service Forms W-8BEN, Forms W-8ECI, or any subsequent versions thereof or successor thereto); or

             (3) such holder's or beneficial owner's present or former status as a personal holding company or a foreign personal holding company with respect to the United States, as a controlled foreign corporation with respect to the United States, as a passive foreign investment company with respect to the United States, as a private foundation or other tax exempt organization with respect to the United States or as a corporation which accumulates earnings to avoid United States federal income tax;

          (b) any tax, duty, assessment or other governmental charge imposed by reason of the holder or beneficial owner:

             (1) owning or having owned, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of HCA's stock,

             (2) being a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code (as defined in "Taxation -- United States Tax Considerations" below), or

             (3) being a controlled foreign corporation with respect to the United States that is related to HCA by stock ownership;

          (c) any tax, duty, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder or beneficial owner of such Note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment of the Note is duly provided for and notice is given to holders, whichever occurs later, except to the extent that the holder or beneficial owner would have been entitled to such additional amounts on presenting such Note on any date during such 30-day period;

          (d) any estate, inheritance, gift, sales, transfer, personal property, wealth, interest equalization or similar tax, assessment or other governmental charge;

          (e) any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of or interest on such Note;

          (f) any tax, duty, assessment or other governmental charge which is payable by a holder that is not the beneficial owner of the Note, or a portion of the Note, or that is a fiduciary, partnership, limited liability company or other similar entity, but only to the extent that a beneficial owner, a beneficiary or settlor with respect to such fiduciary or member of such partnership, limited liability company or similar entity would not have been entitled to the payment of an additional amount had such beneficial owner, settlor, beneficiary or member received directly its beneficial or distributive share of the payment;

          (g) any tax, duty, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

          (h) any combination of items (a), (b), (c), (d), (e), (f) and (g).

     For purposes of this section, the holding of or the receipt of any payment with respect to a Note will not constitute a connection (1) between the holder or beneficial owner and the United States or (2) between a fiduciary, settlor, beneficiary, member or shareholder or other equity owner of, or a person having a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, a trust, a limited liability company, a partnership, a corporation or other entity, and the United States.

     Any reference in this prospectus supplement and the prospectus, in the indenture or in the Notes to principal or interest shall be deemed to refer also to Additional Amounts which may be payable under the provisions of this section.

     HCA will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority therein with respect to the insurance of the Notes.

     Except as specifically provided in the Notes, HCA will not be required to make any payment with respect to any tax, duty, assessment or other governmental charge imposed by any government or any political subdivision or taxing authority of or in the United States.

     Unless previously redeemed or repurchased and cancelled, the Notes will be payable at par, including Additional Amounts, if any, on -- or such earlier date on which the applicable Notes shall be due and payable in accordance with the terms and conditions of the applicable Notes. However, if the maturity date of the applicable Notes is not a Business Day, the Notes will be payable on the next succeeding Business Day and no interest shall accrue for the period from the maturity date to such payment date.

TAX REDEMPTION

     The Notes may be redeemed at our option, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with interest accrued and unpaid to the date fixed for redemption, at any time, on giving not less than 30 nor more than 60 days' notice in accordance with "Notices" below, which notice shall be irrevocable, if:

          (a) we have or will become obliged to pay Additional Amounts as a result of any change in or amendment to the laws, regulations or rulings of the United States or any political subdivision or any taxing authority of or in the United States affecting taxation, or any change in or amendment to an official application, interpretation, administration or enforcement of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after --, 2000, or

          (b) any action shall have been taken by a taxing authority, or any action has been brought in a court of competent jurisdiction, in the United States or any political subdivision or taxing authority of or in the United States, including any of those actions specified in (a) above, whether or not such action was taken or brought with respect to HCA, or any change, clarification, amendment, application or interpretation of such laws, regulations or rulings shall be officially proposed, in any such case on or after the date of this prospectus supplement, which results in a substantial likelihood that we will be required to pay Additional Amounts on the next interest payment date.

     However, no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be, in the case of a redemption for the reasons specified in (a) above, or there would be a substantial likelihood that we would be, in the case of a redemption for the reasons specified in (b) above, obligated to pay such Additional Amounts if a payment in respect of the Notes were then due.

     Prior to the publication of any notice of redemption pursuant to this section, we will deliver to the Trustee:

          (1) a certificate signed by one of our duly authorized officers stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred, and

          (2) in the case of a redemption for the reasons specified in (a) or
     (b) above, a written opinion of independent legal counsel of recognized standing to the effect that we have or will become obligated to pay such Additional Amounts as a result of such change or amendment or that there is a substantial likelihood that we will be required to pay such Additional Amounts as a result of such action or proposed change, clarification, amendment, application or interpretation, as the case may be. Such notice, once delivered by us to the Trustee, will be irrevocable.

BOOK-ENTRY SYSTEM

     We will issue the Notes as a global Note registered in the name of a common depositary for Clearstream, Luxembourg Banking, societe anonyme, ("Clearstream, Luxembourg") and Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear system ("Euroclear"). Investors may hold book-entry interests in the global Note through organizations that participate, directly or indirectly, in Clearstream, Luxembourg and/or the Euroclear system. Book-entry interests in the Notes and all transfers relating to the Notes will be reflected in the book-entry records of Euroclear and Clearstream, Luxembourg.

     The distribution of the Notes will be cleared through Clearstream, Luxembourg and Euroclear. Any secondary market trading of book-entry interests in the Notes will take place through Euroclear and Clearstream, Luxembourg participants and will settle in same-day funds. Owners of book-entry interests in the Notes will receive payments relating to their Notes in pounds Sterling. Clearstream, Luxembourg and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

     The policies of Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investor's interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.

     Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

     Except as provided below, owners of beneficial interests in the Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes under the indenture, including for purposes of receiving any reports delivered by us or the Trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a Note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of Notes.

     The description of the clearing systems in this section reflects our understanding of the rules and procedures of Clearstream, Luxembourg and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream, Luxembourg and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

CLEARSTREAM, LUXEMBOURG

     Clearstream, Luxembourg is incorporated as a bank under Luxembourg law. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear, to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

     As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers. Clearstream, Luxembourg customers may include the Underwriters. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg.

THE EUROCLEAR SYSTEM

     The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and the risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries.

     The Euroclear System is operated by the Brussels office of Morgan Guaranty Trust Company of New York, which is known as the Euroclear Operator, under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the cooperative. The cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. The Board of Governors of the Federal Reserve System, the New York State Banking Department and the Belgian Banking Commission regulate and examine the Euroclear Operator.

     The "Terms and Conditions Governing Use of Euroclear" and the related "Operating Procedures of the Euroclear System" and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

     - transfers of securities and cash within the Euroclear System;

     - withdrawal of securities and cash from the Euroclear System; and

     - receipts of payments with respect to securities in the Euroclear System.

     All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

CLEARANCE AND SETTLEMENT PROCEDURES

     We understand that investors that hold their debt securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form. Debt securities will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

     We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. Secondary market trading will be settled using procedures applicable to conventional Eurobonds in registered form.

     You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the debt securities through Clearstream, Luxembourg and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

     In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the debt securities, or to make or receive a payment or delivery of the debt securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

     Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant systemic rules and procedures, to the extent received by its depositary. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures.

     Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

SAME-DAY SETTLEMENT AND PAYMENT

     The Underwriters will settle the Notes in immediately available funds. We will make principal and interest payments on the Notes in immediately available funds or the equivalent. Secondary market trading between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the Notes.

CERTIFICATED NOTES

     We will issue Notes to you or your nominees, in fully certificated registered form, only if (1) we advise the Trustee in writing that the depositary is no longer willing or able to discharge its responsibilities properly, and the Trustee or we are unable to locate a qualified successor within 90 days; (2) an event of default has occurred and is continuing under the indenture; or (3) we, at our option, elect to terminate the book-entry system. If any of the three above events occurs, the Trustee will reissue the Notes in fully certificated registered form and will recognize the registered holders of the certificated Notes as holders under the indenture.

     In the event individual certificates for the Notes are issued, the holders of such Notes will be able to receive payment on the Notes and effect transfers of the Notes at the offices of the Luxembourg paying agent and transfer agent. We have appointed Credit Agricole Indosuez Luxembourg S.A. as paying agent and transfer agent in Luxembourg with respect to the Notes in individual certificated form, and as long as the Notes are listed on the Luxembourg Stock Exchange, we will maintain a paying agent in Luxembourg. In the event individual certificates for the Notes are issued in definitive form, we will publish notices which contain a description of the modalities of payments, of transfers and of exchange in Luxembourg.

     We have also appointed Bank One, NA, London branch as a paying agent and registrar.

     Unless and until we issue the Notes in fully certificated, registered form,
(1) you will not be entitled to receive a certificate representing your interest in the Notes; (2) all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the Notes, for distribution to you in accordance with its policies and procedures.

NOTICES

     While the Notes are represented by a global Note deposited with the common depositary for Euroclear and Clearstream, Luxembourg, notices to holders may be given by delivery to Clearstream, Luxembourg and Euroclear and such notices shall be deemed to be given on the date of delivery to Clearstream, Luxembourg and Euroclear. The Trustee will mail notices by first class mail, postage prepaid, to each registered holder's last known address as it appears in the security register that the Trustee maintains. The Trustee will only mail these notices to the registered holder of the Notes, unless we reissue the Notes to you or your nominees in fully certificated form.

     In addition, if the Notes are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange require notice by publication, the Trustee will publish notices regarding the Notes in a daily newspaper of general circulation in Luxembourg. We expect that this newspaper will be the Luxemburger Wort. If publication in Luxembourg is not practical, the Trustee will publish these notices elsewhere in Europe. Published notices will be deemed to have been given on the date they are published. If publication as described above becomes impossible, then the Trustee may publish sufficient notice by alternate means that approximate the terms and conditions described in this paragraph.

REPLACEMENT OF NOTES

     If any mutilated Note is surrendered to the Trustee, we will execute and the Trustee will authenticate and deliver in exchange for such mutilated Note a new Note of the same series and principal amount. If the Trustee and we receive evidence to our satisfaction of the destruction, loss or theft of any Note and such security or indemnity as may be required by them, then we shall execute and the Trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen Note, a new Note of the same series and principal amount. All expenses associated with issuing the new Note shall be borne by the owner of the mutilated, destroyed, lost or stolen Note.

PRESCRIPTION

     Under New York's statute of limitations, any legal action to enforce our payment obligations evidenced by the Notes must be commenced within six years after payment is due. Thereafter our payment obligations will generally become unenforceable.

FURTHER ISSUES

     We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further Notes ranking equally with the Notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further Notes or except for the first payment of interest following the issue date of such further Notes). Such further Notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes.

GOVERNING LAW

     The Indenture and the Notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

                                    TAXATION

UNITED STATES TAX CONSIDERATIONS

General

     The following is a summary of the material United States federal income tax consequences to U.S. holders of purchasing, holding and selling Notes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the "Code"), (2) income tax regulations (proposed and final) issued under the Code, and (3) administrative and judicial interpretations of the Code and regulations, each as in effect and available as of the date of this prospectus supplement. These income tax laws, regulations, and interpretations, however, may change at any time, and any change could be retroactive to the issuance date of the Notes.

     Except as otherwise stated, this summary deals only with Notes held as capital assets (as defined in the Code) by a holder who acquires Notes as part of the initial distribution at their initial issue price.

     A U.S. holder is a beneficial owner of Notes that for United States federal income tax purposes is:

     - a United States citizen or lawful permanent resident individual;

     - a corporation or partnership created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

     - an estate if its income is subject to United States federal income taxation regardless of its source; or

     - a trust (1) that validly elects to be treated as a United States person for United States federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

     A non-U.S. holder is a beneficial owner of Notes that is not a U.S. holder.

     This summary does not address all of the tax consequences that may be relevant to a holder of Notes. Moreover, except as stated below, this summary does not address any of the tax consequences to (1) holders that may be subject to special tax treatment such as financial institutions, grantor trusts, real estate investment trusts, tax-exempt organizations, regulated investment companies, insurance companies and brokers and dealers or traders in securities or currencies, (2) persons whose functional currency is not the United States dollar and (3) persons that will hold Notes as part of a position in a straddle or as part of a hedging, conversion or other integrated investment transaction. Further, except where otherwise stated, this summary does not address:

     - the United States federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of Notes; or

     - any state, local or foreign tax consequences of the purchase, ownership and sale of Notes.

     Prospective investors are advised to consult with their own tax advisors in light of their own particular circumstances as to the United States federal income tax consequences of purchasing, holding and disposing of Notes, as well as the effect of any state, local or foreign tax laws.

U.S. Holders

     Interest

     In general, interest (including any additional amounts) paid on a Note will be includible in your gross income as ordinary interest income in accordance with your usual method of tax accounting. Any such interest paid in pounds Sterling or euros will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of pounds Sterling or euros, as the case may be, regardless of whether the pounds Sterling or euros are converted into U.S. dollars. Generally, a U.S. holder that uses the cash method of tax accounting, will determine such U.S. dollar value using the spot rate of exchange on the date of receipt. Generally, a U.S. holder that uses the accrual method of tax accounting will determine the U.S. dollar value of accrued interest income using the average rate of exchange for the accrual period or, at the U.S. holder's election, at the spot rate of exchange on the last day of the accrual period or the spot rate on the date of receipt, if that date is within five days of the last day of the accrual period. A U.S. holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss on the receipt of an interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to an accrual of that interest.

     Sale, Exchange or Retirement of Notes

     If you sell your Notes (including their being redeemed for cash), you will recognize gain or loss equal to the difference between your adjusted tax basis in such Notes and the amount realized on the sale of such Notes. Your adjusted tax basis in the Notes generally will be your initial purchase price. If you are not a corporation and your holding period for a Note exceeds one year, the maximum United States federal income tax rate applicable to such gain will be lower than the maximum United States federal income tax rate applicable to your ordinary income. A change in currency under which payments on the Notes are denominated from pounds Sterling to euros will not be treated as a taxable exchange for United States federal income tax purposes.

Non-U.S. Holders

     Subject to the discussion of backup withholding below, under United States federal income tax law:

     - payments of principal of, and interest on, the Notes to a non-U.S. holder will not be subject to withholding of United States federal income tax if
       (i) such payment is effectively connected with a trade or business within the United States by such non-U.S. holder (and, if a tax treaty applies and so provides, is attributable to a U.S. permanent establishment of the non-U.S. holder), or (ii) under the portfolio interest exemption, both
       (a) the holder does not actually or constructively own 10% or more of the combined voting power of all classes of stock of HCA and is not a controlled foreign corporation related to HCA through stock ownership and
       (b) the beneficial owner provides a statement (on an IRS Form W-8BEN or a substantially similar substitute form) signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. person in compliance with applicable requirements. Interest on the Notes that is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if a tax treaty applies and so provides, is attributable to a U.S. permanent establishment of the non-U.S. holder), although exempt from the withholding tax (assuming appropriate certification is provided), is subject to graduated United States federal income tax on a net income basis and also, in the case of a corporate holder, an additional branch profits tax at 30% (or a lower rate provided in an appropriate treaty) as if such amounts were earned by a U.S. holder;

     - any gain or income realized by any non-U.S. holder upon the sale or redemption of the Notes will not be subject to United States income or withholding tax unless (1) such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States or (2) in the case of any gain realized by an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale, exchange or retirement and certain other conditions are met or (3) the non-U.S. holder is a former citizen or resident of the United States subject to certain rules related to that status; and

     - a Note that is held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual is not actually or constructively a 10% (or more) shareholder of HCA and, at the time of such individual's death, payments of interest with respect to such Notes would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding And Information Reporting

     Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by HCA or any paying agent of HCA (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in "United States Tax
Considerations -- Non-U.S. Holders -- United States Federal Withholding Tax" above, and provided that neither HCA nor any paying agent of HCA has actual knowledge that you are a United States holder (as described in "United States Tax Considerations -- United States Holders" above). HCA or any paying agent of HCA may, however, report payments of interest on the Notes. Payments to you of the proceeds from your disposition of a Note will not be subject to information reporting or backup withholding, provided that you have made the required certification that you are a non-U.S. holder as described in "United States Tax Considerations -- Non-U.S. Holders -- United States Federal Withholding Tax" above. In addition, in the case of payments made to you after December 31, 2000, payments to you of the proceeds from the disposition of your Note made to or through the foreign office of a broker will not be subject to information reporting or backup withholding unless the broker is:

     - a United States person (as defined in the Internal Revenue Code);

     - a controlled foreign corporation for United States federal income tax purposes;

     - a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

     - with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

     Payment of the proceeds from your disposition of a Note made to or through the United States office of a broker is subject to information reporting and backup withholding unless you certify as to your taxpayer identification number or otherwise establish an exemption from information reporting and backup withholding.

     You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations and the Treasury regulations that will become effective after December 31, 2000. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

     THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE NOTES. PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

UNITED KINGDOM TAXATION

     The following is a summary of the United Kingdom withholding taxation treatment at the date hereof in relation to payments of principal and interest in respect of the Notes. The comments do not deal with other United Kingdom tax aspects of acquiring, holding or disposing of the Notes. The comments relate only to the position of persons who are absolute beneficial owners of the Notes. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax position should consult their professional advisers.

A. UK Withholding Tax on UK paying agents

     Where any interest on the Notes is payable to any person in the United Kingdom and is entrusted to any person in the United Kingdom ("the UK paying agent") for payment or distribution, the UK paying agent will be obliged to withhold United Kingdom income tax at the lower rate (currently 20%), subject to certain exceptions, including the following:

          (a) the relevant Notes are held in a recognized clearing system (Clearstream, Luxembourg and Euroclear have each been designated as recognized clearing systems) and either:

             (i) payment is made direct to the recognized clearing system; or

             (ii) payment is made to, or at the direction of, a depositary for the recognized clearing system and the UK paying agent has obtained a valid declaration PA3 from a depositary for the recognized clearing system; or

             (iii) the UK paying agent has obtained a notice from the Inland Revenue instructing the UK paying agent to pay the interest with no tax deducted; or

          (b) the person who is beneficially entitled to the interest and is the beneficial owner of the Notes is not resident in the United Kingdom and either:

             (1) the UK paying agent obtains a valid declaration PA1 from the said person on the occasion of each payment; or

             (2) the UK paying agent obtains on the occasion of each payment a valid declaration PA2 from another person who holds the Notes for the non-resident person and who is entitled to arrange for the interest to be paid with no United Kingdom tax deducted; or

          (c) interest arises to Trustees of certain trusts (called "qualifying discretionary and accumulation trusts"), where essentially neither the Trustees nor the beneficiaries are resident in the United Kingdom and the UK paying agent obtains a valid declaration PA1 from the Trustee; or

          (d) the person entitled to the interest is eligible for certain relief, for example a United Kingdom bank, charity or approved pension scheme and the UK paying agent obtains a valid declaration PA1 or PA2 from the appropriate person (which must be obtained on the occasion of each payment); or

          (e) the interest fails to be treated as income of, or of the government of, a sovereign power or of an international organization and the UK paying agent obtains a valid declaration PA1 or PA2 from the appropriate person (which must be obtained on the occasion of each payment); or

          (f) the UK paying agent has obtained a notice from the Inland Revenue instructing the UK paying agent to pay the interest with no tax deduction.

The UK Finance Act 2000 provides that the specific rules set out above requiring UK paying agents to withhold UK income tax from payments of interest will not apply to payments of interest on or after April 6, 2001.

B. UK Withholding Tax on UK Collecting Agents

     A person in the United Kingdom who in the course of a trade or profession:

          (i) by means of coupons, warrants or bills of exchange, collects or secures payment of or receives interest on the Notes for a Noteholder; or

          (ii) arranges to collect or secure payment of interest on the Notes for a Noteholder; or

          (iii) acts as a custodian of the Notes and receivers interest on the Notes or directs that interest on the Notes be paid to another person or consents to such payment

(except, in any such case, solely by means of clearing a check or arranging for the clearing of a check) may be required to withhold United Kingdom income tax at the lower rate (currently 20%), subject to certain exceptions, including the following:

          (a) the Notes are held in a recognized clearing system and either:

             (i) the collecting agent pays or accounts for the interest directly or indirectly to the recognized clearing system and where such payment or account is made to, or at the direction of, a depositary for the recognized clearing system, the collecting agent holds a valid declaration CA3 from the depositary; or

             (ii) the collecting agent is acting as depositary for the recognized clearing system in respect of the Notes;

          (b) the person beneficially entitled to the interest owns the Notes and is not resident in the United Kingdom or is a United Kingdom bank and the collecting agent either:

             (i) holds a valid declaration CA1 from the said person; or

             (ii) holds a valid declaration CA2 from a person (other than the beneficial owner of the Notes) to whom the interest is payable or who is entitled to arrange for the interest to be collected without deduction of United Kingdom tax and who is not a collecting agent in the United Kingdom; or

          (c) the interest is payable to Trustees of certain trusts, (called "qualifying discretionary and accumulation trusts") where essentially neither the Trustees nor the beneficiaries are resident in the United Kingdom and the collecting agent has obtained a valid declaration CA1 from the Trustee;

          (d) the person beneficially entitled to the interest is eligible for certain reliefs, for example a United Kingdom charity, approved United Kingdom pension fund, United Kingdom authorized or unauthorized unit trust or foreign diplomat, foreign consular employee or member of foreign armed forces and the collecting agent has obtained a valid declaration CA1 or CA2 from the appropriate person;

          (e) the interest is payable by the collecting agent to another UK collecting agent who has agreed with the first-mentioned collecting agent to take over responsibility for operating these provisions and has given a notice in the prescribed form to the first-mentioned collecting agent;

          (f) the interest fails to be treated as income of, or of the government of, a sovereign power or of an international organization and the collecting agent has obtained a valid declaration CA1 or CA2 from the appropriate person;

          (g) the person beneficially entitled to the interest and the relevant Notes is an Issuer within the same 51% group as the collecting agent; or

          (h) the collecting agent has obtained a notice from the Inland Revenue directing the collecting agent to pay the interest with no tax deducted.

The UK Finance Act 2000 provides that the specific rules set out above requiring UK paying agents to withhold UK income tax from payments of interest will not apply to payments of interest on or after April 6, 2001.

C. Other Rules Relating to United Kingdom Withholding Tax

     1. Any discount element on the Notes will not be subject to any United Kingdom withholding tax pursuant to the provisions mentioned in A and B above.

     2. Where interest has been paid under deduction of United Kingdom income tax, holders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

     3. The references to "interest" in A and B above mean "interest" as understood in United Kingdom tax law. The statements in A and B above do not take any account of any different definitions of "interest" or "principal" which may prevail under any other law or which may be created by the Notes or any related documentation.

D. Foreign Tax Credits

     The amount of tax for which a UK paying agent or UK collecting agent is liable to account as described in A to D above may be reduced by foreign tax credits which are available in respect of the relevant income under United Kingdom tax law.

E. Proposed European Directive on the Taxation of Savings

     In May 1998, the European Commission presented to the Council of Ministers of the European Union a proposal for a Directive on the taxation of savings which would oblige Member States to adopt either a "withholding tax system" or an "information reporting system" in relation to interest, discounts and premiums. The "withholding tax system" would require a UK paying agent established in a Member State to withhold tax from any interest, discount or premium paid to an individual resident in another Member State unless such an individual presents a certificate obtained from the tax authorities of the Member State in which he is resident confirming that those authorities are aware of the payment due to that individual. The "information reporting system" would require a Member State to supply to other Member States details of any payment of interest, discount or premium made be UK paying agents within its jurisdiction to an individual resident in another Member State. For these purposes, the term "UK paying agent" is widely defined to include an agent who collects interest, discounts or premiums on behalf of an individual beneficially entitled thereto.

     In June 2000 the Council of Ministers of Finance and Economics (ECOFIN) agreed that the proposal for the Directive should be revised on the basis of a number of principles, including the following:

          (a) exchange of information (that is, an information reporting system) should be the ultimate objective of the European Union, in order to ensure that all citizens resident in a Member State pay the tax due on all their savings income;

          (b) there may however be an interim period (not to exceed seven years from implementation of the Directive) during which Member States may either exchange information on savings income with other Member States or operate a withholding tax (currently expected to be at the rate of at least 20 to 25 per cent.);

          (c) discussions are to be held with key third countries to promote the adoption of equivalent measures in those countries, and Member States are to promote the adoption of the same measures in their dependent or associated territories; and

          (d) subject to a satisfactory outcome of the discussions described in paragraph (c), ECOFIN will decide on the implementation of the Directive no later than 31 December 2002.

     ECOFIN and the European Commission have committed themselves to seeking agreement on the substantial content of the Directive, including the rate of the withholding tax referred to in paragraph (b) above, by the end of the year 2000.

     Pending agreement on the scope and precise text of the Directive, it is not possible to say what effect, if any, the adoption of the proposed Directive would have on the Notes or payment in respect thereof.

                                  UNDERWRITING

     We and the Underwriters have entered into an Underwriting Agreement relating to the offering and sale of the Notes dated -- 2000. In the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has severally agreed to purchase from us, the principal amount of the Notes that appears opposite its name in the table below:

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Deutsche Bank AG London.....................................    L         --
Morgan Stanley & Co. Incorporated...........................              --
Salomon Smith Barney, Inc...................................              --
                                                                ------------
          Total.............................................    L150,000,000
                                                                ============

     The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase Notes from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The Underwriters have agreed to purchase all of the Notes if any of them are purchased. All offers and sales by Deutsche Bank AG London and Morgan Stanley & Co. Incorporated in the United States will be made through their selling agents, Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated, respectively.

     The Underwriters have advised us that they propose to offer the Notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The Underwriters may offer the Notes to selected dealers at the public offering price minus a selling concession of up to --% of the principal amount of the Notes. In addition, the Underwriters may allow, and those selected dealers may reallow, a selling concession of up to --% of the principal amount of the Notes to certain other dealers. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

     In the Underwriting Agreement, we have agreed that:

     - we will pay our expenses related to this offering, which we estimate will be --; and

     - we will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Notes are a new issue of securities, and there is currently no established trading market for the Notes. We have applied for the Notes to be listed on the Luxembourg Stock Exchange. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The Underwriters may discontinue any market making in the Notes at any time in their sole discretion.

     In connection with the offering of the Notes, Deutsche Bank AG London may engage in overallotment, stabilizing and syndicate-covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for Deutsche Bank AG London. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate-covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate-covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If Deutsche Bank AG London engage in stabilizing or syndicate-covering transactions, they may discontinue them at any time.

     Each Underwriter has represented and agreed that: (i) it has not offered or sold, and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of six months from the date of issue of the Notes, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in offers to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from or otherwise involving, the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Each Underwriter has represented and agreed that it has not, prior to the submission of the prospectus supplement and the accompanying prospectus as approved by the Luxembourg Stock Exchange, offered, sold or transferred any Notes or distributed any offering or promotional materials in respect of the Notes, whether directly or indirectly, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, securities firms, investment institutions, insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in securities).

     Some of the Underwriters and their affiliates engage in various general financing and banking transactions with us and our affiliates. Certain other affiliates of the Underwriters also are lenders under our senior credit facilities and will receive a portion of the amounts repaid under the Sterling-denominated indebtedness of our United Kingdom subsidiary, Columbia U.K. Holdings Limited, with the net proceeds of the offering. Because more than 10% of the net proceeds will be paid to affiliates of the Underwriters, the offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. In accordance with that rule, Morgan Stanley Dean Witter is acting as the "qualified independent underwriter" for the offering. That rule requires that the initial public offering price can be no higher than that recommended by the qualified independent underwriter. In acting as the qualified independent underwriter, Morgan Stanley Dean Witter has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus supplement forms a part. Morgan Stanley Dean Witter has received $1,000 from us for this role.

                        LISTING AND GENERAL INFORMATION

     1. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg under Common Code No. --. The ISIN for the Notes is --.

     2. The issue of the Notes was authorized pursuant to an Action by Unanimous Written Consent of the Board of Directors of HCA dated as of July 1, 1999.

     3. Except as disclosed herein or in the documents incorporated by reference, neither HCA nor any of its subsidiaries is involved in any litigation or arbitration proceeding relating to claims or amounts which is, in HCA's judgment, material in the context of the issue of the Notes, nor so far as HCA is aware, is any such litigation or arbitration pending or threatened.

     4. Except as disclosed herein or in the documents incorporated by reference, there has been no adverse change, or development reasonably likely to involve a material adverse change, in the condition (financial or otherwise) or general affairs of HCA, or its consolidated subsidiaries taken as a whole since December 31, 1999 that is material in the context of the issue of the Notes.

     5. Copies of HCA's Articles of Incorporation and Bylaws, the Indenture, the Officer's Certificate related to the issue of the Notes and each of the documents listed under "Where You Can Find More Information" in the accompanying prospectus as well as all present and future published annual and quarterly consolidated financial statements of HCA, will be available free of charge at the specified office of the paying agent and transfer agent in Luxembourg during the term of the Notes. Deutsche Bank Luxembourg S.A., as listing agent, will act as intermediary between the Luxembourg Stock Exchange and HCA. HCA does not make publicly available non-consolidated financial statements.

     6. Copies of the Indenture and HCA's annual audited financial statements and any auditors' reports relating thereto, commencing with the financial year ended December 31, 2000, are obtainable (and, with respect to such annual audited financial statements and any reports relating thereto, will be obtainable after March 31, 2001) during normal business hours at the specified office of the Trustee and at the office of the Paying Agent in Luxembourg from time to time.

     7. Application has been made to list the Notes on the Luxembourg Stock Exchange. Prior to the listing, the constitutive documents of HCA and a legal notice relating to the Notes will be deposited with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request.

     8. As long as the Notes are listed on the Luxembourg Stock Exchange, HCA will maintain a Paying Agent and a Transfer Agent in the City of Luxembourg. The name of the Paying Agent initially appointed in the City of Luxembourg and the listing agent in the City of Luxembourg is set forth at the end of this prospectus supplement.

     9. HCA's independent auditors are Ernst & Young LLP. HCA's consolidated financial statements for the years ended December 31, 1999, 1998 and 1997 were audited by Ernst & Young LLP. On March 24, 2000, Ernst & Young LLP gave their consent to the incorporation by reference in the Annual Report on Form 10-K of their report dated February 11, 2000 with respect to the consolidated financial statements of HCA.

     10. The Notes will be issued pursuant to an exempt transaction under regulation 13(1) or (3) of the United Kingdom's Banking Act 1987 (Exempt Transactions) Regulations 1997 (the "Regulations") and will constitute longer term debt securities (as defined in the Regulations), in each case issued in accordance with regulations made under Section 4 of the Banking Act 1987. HCA is not an authorized institution or a European authorized institution (as such terms are defined in the Regulations) and repayment of the principal and payment of any interest or premium in connection with such Notes will not be guaranteed.

     11. HCA has represented and warranted to the Underwriters that this prospectus supplement and the accompanying prospectus do not contain any untrue statements of a material fact or omit any material fact necessary to make the statements in this prospectus supplement and the accompanying prospectus not misleading in light of the circumstances under which these statements were made. HCA has taken all reasonable care to ascertain the facts and to verify the accuracy of these statements.

     12. HCA has confirmed that we:

        (a) have complied with, and will comply with, our obligations under the relevant rules in relation to the admission to listing of the Notes by the time when such Notes are so admitted;

        (b) having made all reasonable inquiries, have not become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting our ability to meet our obligations as issuer in respect of the Notes as they fall due; and

        (c) have complied and will continue to comply with our obligations under the Regulations to lodge all relevant information (as defined in the Regulations) in relation to any such Notes with the Financial Services Authority.

PROSPECTUS

                            COLUMBIA/HCA HEALTHCARE
                                  CORPORATION

                                 $1,500,000,000

                                DEBT SECURITIES

                             ---------------------

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf " registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus.

     You should rely only on the information incorporated by reference or provided in this prospectus and the prospectus supplement. Neither we nor any underwriter has authorized anyone else to provide you with different information. This prospectus is not an offer to sell and it is not soliciting an offer to buy these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

     We will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

August 5, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may read and copy these reports at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) 732-0330. You may also inspect these reports at the SEC's New York Regional Office, Seven World Trade Center, New York, New York 10048, at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock trades. In addition, the SEC maintains an Internet site that contains reports and other information regarding us (http://www.sec.gov).

     We have registered these securities with the SEC on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement. You may obtain copies of the Registration Statement, including exhibits, as discussed in the first paragraph.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

     - our Annual Report on Form 10-K for the year ended December 31, 1998;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - our Current Reports on Form 8-K dated February 23, 1999, April 21, 1999, May 11, 1999 and July 28, 1999; and

     - any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     You may obtain copies of the above information (including exhibits), upon written or oral request, without charge. You should direct requests to John M. Franck II, Corporate Secretary, Columbia/HCA Healthcare Corporation, One Park Plaza, Nashville, Tennessee 37203 or by telephone at (615) 344-9551. Our web site address is www.columbia-hca.com.

                                  THE COMPANY

     Columbia/HCA Healthcare Corporation is a holding company whose affiliates own and operate hospitals and related health care entities. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners. At June 30, 1999, these affiliates owned and operated 204 hospitals and 81 freestanding surgery centers and provided extensive outpatient and ancillary services. Our affiliates are also partners in several 50/50 joint ventures that own and operate 16 hospitals and four freestanding surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our primary objective is to provide a comprehensive array of quality health care services in the most cost-effective manner possible. Our hospitals provide a full range of medical services including such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. We also provide outpatient and ancillary health care services at both our general acute care hospitals and at our freestanding facilities, including outpatient surgery and diagnostic centers, rehabilitation facilities, home health care agencies and other facilities. In addition, we operate psychiatric hospitals which generally provide a full range of mental health care services in inpatient, partial hospitalization and outpatient settings.

     We were formed in January 1990 as a Nevada corporation and reincorporated in Delaware in September 1993. Our principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203, and our telephone number at that address is (615) 344-9551.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

   FOR THE SIX
  MONTHS ENDED
    JUNE 30,         FOR THE YEAR ENDED DECEMBER 31,
  -------------   -------------------------------------
  1999    1998    1998    1997    1996    1995    1994
  -----   -----   -----   -----   -----   -----   -----
  3.70x   2.86x   2.58x   1.81x   4.99x   3.94x   4.09x

     For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before minority interests, income taxes and fixed charges. "Fixed charges" consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the debt securities for general corporate purposes. We intend to offer the debt securities periodically when prevailing interest rates and other market conditions are advantageous.

                       DESCRIPTION OF THE DEBT SECURITIES

GENERAL

     The description below of the general terms of the debt securities will be supplemented by the more specific terms in the prospectus supplement.

     We will issue the debt securities in one or more series under an indenture dated as of December 16, 1993 between us and The First National Bank of Chicago, which we will call the "Trustee." The indenture describes the terms of the debt securities and does not limit the amount of debt securities or other unsecured, senior debt that we may issue.

     The debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. The indenture limits our ability and that of our subsidiaries under certain circumstances to secure debt by mortgages on our principal properties, by entering into sale and lease-back transactions or by issuing subsidiary debt or preferred stock. In a liquidation or reorganization of any of our subsidiaries, the right of holders of the debt securities to participate in any distribution is subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor.

     In addition to the following description of the debt securities, you should refer to the detailed provisions of the indenture, a copy of which is filed as an exhibit to the Registration Statement. The article and section numbers refer to those in the indenture.

     The prospectus supplement will specify the following terms of the issue of debt securities:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the date or dates on which the debt securities may be issued and are or will be payable;

     - the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates shall be determined, and the date or dates from which such interest, if any, will accrue;

     - the date or dates on which such interest, if any, will be payable, the method of determining holders to whom any of the interest shall be payable and the manner in which any interest payable on a global debt security will be paid if other than book-entry;

     - each office or agency where the principal, premium and interest on the debt securities will be payable and where the debt securities may be presented for registration of transfer or exchange;

     - the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed at our option;

     - our obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder, and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities will be redeemed, repaid or purchased pursuant to any such obligation;

     - whether the debt securities are to be issued with original issue discount within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder;

     - whether the debt securities are to be issued in whole or in part in the form of one or more global notes and, if so, the identity of the depositary, if any, for such global note or notes;

     - if other than dollars, the foreign currency or currencies or foreign currency units in which the principal, premium and interest on the debt securities shall or may be paid and, if applicable, whether at our election and/or that of the holder, and the conditions and manner of determining the exchange rate or rates;

     - any index used to determine the amount of payment of principal, premium and interest on the debt securities;

     - any addition to, or modification or deletion of, any events of default or covenants provided for with respect to the debt securities;

     - any other detailed terms and provisions of the debt securities that are not inconsistent with the indenture (Section 301); and

     - any special provisions for the payment of additional amounts with respect to the debt securities.

     The debt securities may be issued at a substantial discount below their stated principal amount. The prospectus supplement will describe any federal income tax consequences and other special considerations applicable to discount securities. Discount securities may provide for the declaration or acceleration of the maturity of an amount less than the principal amount if an event of default occurs and continues.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Unless we state otherwise in a prospectus supplement, we will issue the debt securities in registered form and in denominations of $1,000 or any multiple thereof (Section 302). You will be able to exchange the debt securities of any series (other than a global note) for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms, as long as the debt securities are issued in authorized denominations. You may exchange the debt securities at the office of the Security Registrar or co-Security Registrar that we designate in a prospectus supplement. We will not impose any service charge for the exchange of any debt security; however, we may ask you to pay any taxes and other governmental charges as described in the indenture. The Security Registrar or co-Security Registrar will effect the exchange when satisfied with your documents of title and identity. We have appointed the Trustee as Security Registrar (Section 305).

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in a prospectus supplement, we will make principal, premium, and interest payments at the office of our Paying Agent. We may determine to pay any interest, including any installment of interest, (i) by check mailed to you at the address in the register or (ii) by wire transfer to the holder's account (Section 307).

     Unless otherwise indicated in a prospectus supplement, the Trustee will act as our sole Paying Agent with respect to the debt securities, through its principal office in the Borough of Manhattan, The City of New York. We will name any additional Paying Agents in a prospectus supplement. We may at any time rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, but we must maintain a Paying Agent in each place of payment for a series of the debt securities.

     If we have paid any moneys to the Trustee or a Paying Agent for the principal, premium, and interest on any debt securities, and those moneys remain unclaimed two years after due and payable, the moneys will be repaid to us and the holder of the debt securities may thereafter look only to us for any payment (Section 1103).

BOOK-ENTRY SYSTEM

     We may issue the debt securities in whole or in part in book-entry only form, which means that they will be represented by one or more permanent global notes that will be deposited with a depositary located in the United States. We will identify the depositary and describe the specific terms of the depositary arrangement in the prospectus supplement relating to each series. We will refer to this form here and in the prospectus supplement as "book-entry only." The following discussion pertains to securities that are issued in book-entry only form.

     One or more global notes will be issued to and registered in the name of the depositary or its nominee. The depositary will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant will then keep a record of its clients who purchased the securities. Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by the depositary and its participants.

     So long as a depositary or its nominee is the registered owner of a global note, it will be considered the sole owner of the debt securities under the indenture. Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owner under the indenture. Certain jurisdictions that require purchasers of securities to take physical delivery of securities in definitive form may impair the ability to transfer beneficial interests in a global note. Neither we, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for payments on account of, or for maintaining, supervising or reviewing any records relating to, the beneficial ownership interests.

     We will make payments of principal, premium and interest on debt securities to the depositary or its nominee, as the registered owner of the global note. We expect that the depositary for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a global note, will credit immediately participants' accounts with payments according to their respective holdings of beneficial interests in the global note as shown on the records of the depositary. We also expect that standing instructions and customary practices will govern payments by participants to owners of beneficial interests in the global note held through the participants, as is now the case with securities held for the accounts of customers registered in "street name." These payments will be the responsibility of the participants.

     A global note may not be transferred, except that the depositary, its nominees and their successors may transfer an entire global note to one another. Debt securities represented by a global security would be exchangeable for certificates in definitive registered form with the same terms in authorized denominations only if:

     - a depositary of a series is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days; or

     - we determine at any time not to have any debt securities represented by one or more global notes.

In either instance, an owner of beneficial interests in a global note will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and to physical delivery in definitive form (Section 304).

LIMITATIONS ON US AND OUR SUBSIDIARIES

  Limitations on Mortgages

     The indenture provides that neither we nor any of our subsidiaries will issue, assume or guarantee any indebtedness or obligation secured by mortgages, liens, pledges or other encumbrances upon any principal property (which means each of our acute care hospitals that provides general medical and surgical services), unless the debt securities shall be secured equally and ratably with (or prior to) such debt (Section
1105). This restriction will not apply to:

     - mortgages securing the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the debt and the mortgages are incurred within 18 months of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements;

     - mortgages existing on property at the time of its acquisition by us or our subsidiary or on the property of a corporation at the time of the acquisition of such corporation by us or our subsidiary;

     - mortgages to secure debt on which the interest payments are exempt from federal income tax under Section 103 of the Internal Revenue Code;

     - mortgages in favor of us or a consolidated subsidiary;

     - mortgages existing on the date of the indenture;

     - certain mortgages to governmental entities;

     - mortgages incurred in connection with the borrowing of funds used to repay debt within 120 days in the same principal amount secured by other mortgages on principal property with at least the same appraised fair market value;

     - mortgages incurred within 90 days (or any longer period, not in excess of one year, as permitted by law) after acquisition of the related property or equipment arising solely in connection with the transfer of tax benefits in accordance with Section 168(f)(8) of the Internal Revenue Code; and

     - any extension, renewal or replacement of any mortgage referred to above, provided the amount secured is not increased and it relates to the same property.

  Limitations on Sale and Lease-Back

     The indenture provides that neither we nor any subsidiary will enter into any sale and lease-back transaction with respect to any principal property with another person unless either:

     - we or our subsidiary could incur indebtedness secured by a mortgage on the property to be leased; or

     - within 120 days, we apply the greater of the net proceeds of the sale of the leased property or the fair value of the leased property, net of all debt securities delivered under the indenture, to the voluntary retirement of our funded debt or the acquisition or construction of a principal property (Section 1106).

  Limitations on Subsidiary Debt and Preferred Stock

     The indenture provides that none of our restricted subsidiaries may, directly or indirectly, create, incur, issue, assume or otherwise become liable with respect to, extend the maturity of, or become responsible for the payment of, any debt or preferred stock except:

     - debt outstanding on the date of the indenture;

     - debt representing the assumption by one restricted subsidiary of debt of another;

     - debt or preferred stock of any corporation or partnership existing when it becomes a subsidiary;

     - debt of a restricted subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations or from guarantees, letters of credit, surety bonds or performance bonds securing any of our obligations or those of our subsidiaries incurred or assumed in connection with the disposition of any business, property or subsidiary, except for the purpose of financing an acquisition, provided that the maximum aggregate liability does not exceed the gross proceeds from the disposition;

     - debt of a restricted subsidiary in respect of performance, surety and other similar bonds, bankers acceptances and letters of credit provided in the ordinary course of business;

     - debt secured by a mortgage incurred to finance the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the mortgage and debt are incurred within 18 months of the later of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements and the mortgage does not relate to any other property;

     - permitted subsidiary refinancing debt (as defined in the indenture);

     - debt of a restricted subsidiary to us or another subsidiary as long as we hold it; or

     - any obligation pursuant to a permitted sale and lease-back transaction (Section 1107).

  Exempted Transactions

     Even if otherwise prohibited by these limitations, if the aggregate outstanding principal amount of all our other debt and that of our subsidiaries subject to these limitations does not exceed 15% of our consolidated net tangible assets, then:

     - we or any of our subsidiaries may issue, assume or guarantee debt secured by mortgages;

     - we or any of our subsidiaries may enter into any sale and lease-back transaction; and

     - any restricted subsidiary may issue, assume or become liable for any debt or preferred stock (Section 1108).

EVENTS OF DEFAULT

     Under the indenture, an event of default applicable to the debt securities of any series means:

     - failure to pay the principal or any premium on any debt security of that series when due;

     - failure to pay any interest on any debt security of that series when due, continued for 30 days;

     - failure to deposit any sinking fund payment in respect of any debt security of that series when due;

     - failure to perform, or the breach of, any of our other applicable covenants or warranties in the indenture, continued for 60 days after written notice;

     - events in bankruptcy, insolvency or reorganization; and

     - any other event of default provided with respect to debt securities of that series (Section 501).

     If any event of default with respect to debt securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount, or in the case of discount securities, a portion of the principal amount, of all the debt securities of that series to be due and payable immediately. The holders may, under certain circumstances, rescind and annul this acceleration prior to obtaining a judgment or decree (Section 502).

     Other than the duties of the Trustee during a default to act with the required standard of care, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders shall have offered to the Trustee reasonable indemnity (Section 603). Subject to these indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of that series (Section 512).

     We will furnish the Trustee annually with a statement as to our performance of certain obligations under the indenture and as to any default in our performance (Section 1109).

MODIFICATION AND WAIVER

     We and the Trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected. We must have the consent of the holder of each outstanding debt security affected to:

     - change the stated maturity of the principal of, or any installment of interest on, any debt security;

     - reduce the principal, premium or interest on any debt security;

     - reduce the amount of principal of discount securities payable upon acceleration of the maturity;

     - change the currency of payment of principal, premium or interest on any debt security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

     - reduce the percentage of holders whose consent is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or certain defaults (Section
       1002).

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of that series, waive any past default under the indenture with respect to debt securities of that series. However, such holders may not waive a past default in the payment of principal, premium or interest, or any sinking fund installment with respect to the debt securities, or waive a covenant or provision that cannot be modified or amended, without the consent of the holders of each outstanding debt security affected (Section 513).

CONSOLIDATION, MERGER, SALE OR LEASE OF ASSETS

     We may consolidate with or merge into, or transfer or lease our assets to, any corporation without the consent of the holders of any of the outstanding debt securities under the indenture if:

     - the successor corporation assumes our obligations on the debt securities and under the indenture;

     - after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

     - other conditions are met (Section 901).

DEFEASANCE

     If so specified in a prospectus supplement, we may be discharged from all obligations under the debt securities of any series, and we will not be subject to the limitations in the indenture discussed in the above sections, if we deposit with the Trustee trust money or U.S. government obligations that are sufficient to pay all principal, premium and interest on the debt securities of the series. We would deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not (1) cause the holders of the debt securities of the series to recognize income, gain or loss for United States income tax purposes or (2) result in the delisting of the debt securities from any national securities exchange (if so listed) (Article Fourteen).

NOTICES

     Notices to holders will be mailed to the addresses of the holders listed in the security register (Sections 101, 105).

GOVERNING LAW

     We will construe the indenture and the debt securities in accordance with the laws of the State of New York (Section 111).

CONCERNING THE TRUSTEE

     The Trustee has normal banking relationships with us.

                              PLAN OF DISTRIBUTION
GENERAL

     We may sell the debt securities directly to purchasers or through underwriters, dealers or agents. We may distribute the debt securities in one or more transactions, either at a fixed price or varying prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The prospectus supplement will identify the terms of the offering, the names of the underwriters or agents, the purchase price, any underwriting discounts, the method of distribution and the time and place of delivery of the debt securities.

     In connection with the sale of debt securities, underwriters, dealers or agents may receive discounts, concessions or commissions from us or from purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities may qualify as underwriters under the Securities Act of 1933. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation paid by us.

     We may agree to indemnify underwriters, dealers and agents that participate in the distribution of debt securities against liabilities, including liabilities under the Securities Act of 1933.

     Since each issuance of a series of these debt securities will have no established trading market, broker-dealers may make a market in the debt securities. We cannot assure the liquidity of the trading market for the debt securities.

DELAYED DELIVERY ARRANGEMENT

     If so indicated in a prospectus supplement, we will authorize dealers or agents to solicit offers by certain institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date, if so permitted by the purchaser's jurisdiction. We must approve all institutions, which may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The dealers and other agents will not be responsible for the validity or performance of these contracts.

                                 LEGAL OPINIONS

     John M. Franck II, our Senior Counsel and Corporate Secretary, is passing upon the validity of the debt securities for us. As of June 30, 1999, Mr. Franck owned approximately 6,556 shares and had options to purchase 125,620 shares of our common stock. Jenkens & Gilchrist, a Professional Corporation, is passing upon legal matters in connection with the offering of the debt securities for any underwriters, dealers or agents. Jenkens & Gilchrist has rendered, and continues to render, legal services to us.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                        REGISTERED OFFICE OF THE ISSUER
                                 One Park Plaza
                              Nashville, TN 37203
                                      USA

                             AUDITORS OF THE ISSUER
                               Ernst & Young LLP
                                414 Union Street
                            2100 Nations Bank Plaza
                              Nashville, TN 37219
                                      USA

                                 LEGAL ADVISERS

To the Underwriters as to United States law       To the Issuer as to United States law
 WHITE & CASE       JENKENS & GILCHRIST                  BASS, BERRY & SIMS PLC
 7-11 Moorgate   A professional corporation               315 Deaderick Street
    London            1445 Ross Avenue                         Suite 2700
   EC2R 6HH              Suite 3200                        Nashville, TN 37238
    England           Dallas, TX 75202                             USA
                            USA

                       TRUSTEE, TRANSFER AND PAYING AGENT
                          BANK ONE TRUST COMPANY, N.A.
                              153 West 51st Street
                               New York, NY 10019
                                      USA

         PAYING AGENT AND REGISTRAR           LUXEMBOURG TRANSFER AND PAYING AGENT
        BANK ONE, N.A., LONDON BRANCH         CREDIT AGRICOLE INDOSUEZ LUXEMBOURG
            27 Leadenhall Street                              S.A.
               London EC2A 1AA                         39 Allee Scheffer
                   England                             L-2520 Luxembourg

                            LUXEMBOURG LISTING AGENT
                         DEUTSCHE BANK LUXEMBOURG S.A.
                          Boulevard Konrad Adenauer 2
                               L-1115 Luxembourg

                                     (LOGO)
                                     U42943